UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2025 and Report on Review of Interim Financial Information
2.	2Q25 Earnings Release
3.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações, held on August 13, 2025
4.	Notice to Shareholders

2

   Individual and Consolidated Interim Financial Information as of and for the Quarter Ended June 30, 2025 and Report on Review of Interim Financial Information

ultra

Interim Financial Information

June 30, 2025

Ultrapar Participações S.A.

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

  (Convenience Translation into English from the Original Previously Issued in Portuguese)

  Ultrapar Participações S.A.

  Report on Review of Interim Financial Information
  for Period Of Three And Six Months Ended on June 30, 2025

  Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan , 1.240 - 4[o] ao 12[o] andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

  (Convenience Translation into English from the Original Previously Issued in Portuguese)

  REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

  To the Shareholders, Board of Directors and Management of

  Ultrapar Participações S.A.

  Introduction

  We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2024, which comprises the statements of financial position as at June 30, 2024 and the related statements of income and comprehensive income for the three and six-month periods then ended, and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

  Management is responsible for the preparation of this individual and consolidated interim financial information in accordance with technical pronouncement CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

  Scope of review

  We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

  Conclusion on the individual and consolidated interim financial information

  Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information has not been prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34 applicable to the preparation of ITR and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

  Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited (DTTL), its global network of member firms, and their related entities (collectively, the “Deloitte organization”). DTTL (also referred to as “Deloitte Global”) and each of its member firms and related entities are legally separate and independent entities, which cannot obligate or bind each other in respect of third parties. DTTL and each DTTL member firm and related entity is liable only for its own acts and omissions, and not those of each other. DTTL does not provide services to clients. Please see www.deloitte.com/about to learn more.

  Deloitte provides leading professional services to nearly 90% of the Fortune Global 500® and thousands of private companies. Our people deliver measurable and lasting results that
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  how Deloitte’s approximately 460,000 people worldwide make an impact that matters at   www.deloitte.com.

  © 2025. For information, contact Deloitte Global.

6

  Other matters

  Statements of value added

  The interim financial information referred to above includes the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2025, prepared under the responsibility of the Company’s Management, and presented as supplemental information for international standard IAS 34 purposes. These statements were subject to the review procedures performed together with the review of the ITR to reach a conclusion on whether they are reconciled with the interim financial information and the accounting records, as applicable, and if their form and content are consistent with the criteria set forth in technical pronouncement CPC 09 (R1) - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in such standard and consistently with the individual and consolidated interim financial information taken as a whole.

  The accompanying interim financial information has been translated into English for the convenience of readers outside Brazil.

  São Paulo, August 13, 2025

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

7

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets
Current assets
Cash and cash equivalents	4.a	2,223	4,186	2,897,418	2,071,593
Financial investments	4.b	7,431	20,100	1,088,104	2,306,927
Derivative financial instruments	26.f	‐	-	156,812	246,084
Trade receivables	5.a	‐	‐	3,739,280	3,540,266
Reseller financing	5.a	‐	‐	493,748	511,979
Inventories	6	‐	‐	4,038,595	3,917,076
Recoverable taxes	7.a	1,168	1,323	2,022,246	2,040,008
Recoverable income and social contribution taxes	7.b	8,640	16,734	286,584	151,930
Energy trading futures contracts	26.h	‐	‐	226,359	141,257
Dividends receivable		185,745	‐	1,238	3,415
Other receivables and other assets		111,973	95,859	351,419	294,769
Prepaid expenses		9,314	5,506	210,955	163,846
Contractual assets with customers - exclusivity rights	10	‐	‐	644,450	658,571
		326,494	143,708	16,157,208	16,047,721
Assets held for sale	28	118,458	‐	699,844	‐
Total current assets		444,952	143,708	16,857,052	16,047,721

Non-current assets
Financial investments	4.b	300,000	300,001	2,419,997	2,819,179
Derivative financial instruments	26.f	‐	‐	634,774	585,294
Trade receivables	5.a	‐	‐	42,823	27,003
Reseller financing	5.a	‐	‐	718,384	766,045
Related parties	8	7,368	7,076	59,653	48,309
Deferred income and social contribution taxes	9.a	135,120	142,630	896,198	936,941
Recoverable taxes	7.a	74	74	3,301,582	2,650,269
Recoverable income and social contribution taxes	7.b	7,196	7,196	312,313	346,137
Energy trading futures contracts	26.h	‐	‐	314,025	263,438
Escrow deposits	18.a	13,363	12,615	470,548	446,076
Indemnification asset - business combination	18.c	‐	‐	152,149	126,098
Other receivables and other assets		5,214	2,607	234,819	117,076
Prepaid expenses		20,598	18,989	57,431	40,904
Contractual assets with customers - exclusivity rights	10	‐	‐	1,444,020	1,473,331

Investments in subsidiaries, joint ventures and associates	11	15,209,631	14,898,466	509,765	2,148,633
Right-of-use assets, net	12	6,092	7,664	1,939,621	1,671,324
Property, plant and equipment, net	13	65,299	68,447	11,582,867	7,135,966
Intangible assets, net	14	271,505	273,674	3,660,172	1,908,330
Total non-current assets		16,041,460	15,739,439	28,751,141	23,510,353
Total assets		16,486,412	15,883,147	45,608,193	39,558,074

8

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of June 30, 2025 and December 31, 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Liabilities
Current liabilities
Trade payables	16.a	37,087	25,423	2,855,419	3,518,385
Trade payables - reverse factoring	16.b	‐	‐	257,822	1,014,504
Loans, financing and debentures	15	‐	‐	3,030,887	3,478,673
Derivative financial instruments	26.f	‐	‐	157,448	74,087
Salaries and related charges		31,539	44,191	438,265	480,285
Taxes payable		266	903	225,743	151,230
Energy trading futures contracts	26.h	‐	‐	175,687	66,729
Dividends payable		13,924	293,165	86,197	327,471
Income and social contribution taxes payable		370	175	347,561	322,074
Post-employment benefits	17.a	‐	‐	24,098	24,098
Provision for decarbonization credit		‐	‐	56,357	‐
Provisions for tax, civil and labor risks	18.a	396	431	70,643	47,788
Leases payable	12.b	2,834	3,012	375,534	316,460
Financial liabilities of customers		‐	‐	92,544	117,090
Other payables		201	2,069	613,313	554,327
		86,617	369,369	8,807,518	10,493,201
Liabilities held for sale	28	‐	‐	472,243	‐
Total current liabilities		86,617	369,369	9,279,761	10,493,201

Non-current liabilities
Loans, financing and debentures	15	‐	‐	14,158,009	10,381,837
Derivative financial instruments	26.f	‐	‐	294,551	367,513
Energy trading futures contracts	26.h	‐	‐	107,166	48,047
Related parties	8	2,875	2,875	3,679	3,516
Deferred income and social contribution taxes	9.a	‐	‐	724,511	132,825
Post-employment benefits	17.a	1,690	1,517	208,818	198,778
Provisions for tax, civil and labor risks	18.a	146,628	197,396	625,222	610,572
Leases payable	12.b	4,302	5,698	1,373,563	1,168,692
Financial liabilities of customers		‐	‐	29,760	63,135
Subscription warrants - indemnification	19	51,549	47,745	51,549	47,745
Provision for loss on investment	11	78,507	68,530	19,820	349
Other payables		40,560	31,299	336,015	218,420
Total non-current liabilities		326,111	355,060	17,932,663	13,241,429

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	114,972	108,253	114,972	108,253
Capital reserve	20.d	611,664	612,048	611,664	612,048
Treasury shares	20.c	(810,331)	(596,400)	(810,331)	(596,400)
Revaluation reserve	20.d	3,543	3,632	3,543	3,632
Profit reserves	20.e	7,987,100	8,195,221	7,987,100	8,195,221
Retained earnings		1,421,253	‐	1,421,253	‐
Accumulated other comprehensive income		150,810	214,212	150,810	214,212
Shareholder transactions		(27,079)	‐	(27,079)	‐
Ultrapar shareholders’ equity		16,073,684	15,158,718	16,073,684	15,158,718
Non-controlling interests	11	‐	‐	2,322,085	664,726
Total equity		16,073,684	15,158,718	18,395,769	15,823,444
Total liabilities		16,486,412	15,883,147	45,608,193	39,558,074

  The accompanying notes are an integral part of the interim financial information.

9

Ultrapar Participações S.A. and Subsidiaries
Statements of income
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent				Consolidated
	Note	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024
Continuing operations
Net revenue from sales and services	21	‐	‐	‐	‐	34,055,043	67,384,305	32,343,947	62,739,849
Cost of products and services sold	22	‐	‐	‐	‐	(31,907,336)	(63,094,967)	(30,235,855)	(58,570,545)

Gross profit		‐	‐	‐	‐	2,147,707	4,289,338	2,108,092	4,169,304

Operating income (expenses)
Selling and marketing	22	‐	‐	‐	‐	(648,523)	(1,250,088)	(644,129)	(1,213,129)
General and administrative	22	(14,993)	(27,628)	(12,177)	(24,765)	(539,384)	(1,057,746)	(513,502)	(954,302)
Results from disposal of assets		(29)	2	6	47	15,394	20,701	37,073	73,881
Other operating income (expenses), net	22	50,751	50,301	(3,363)	31,855	450,056	363,553	(88,242)	(226,029)

Operating result before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		35,729	22,675	(15,534)	7,137	1,425,250	2,365,758	899,292	1,849,725
Share of profit (loss) of subsidiaries, joint ventures and associates	11	1,063,301	1,397,065	422,983	838,361	41,418	(107,665)	(8,013)	(11,097)
Amortization of fair value adjustments on associates acquisition	11	‐	‐	‐	‐	(402)	(805)	(1,682)	(1,682)
Gain on acquisition of control of associate	27.b	‐	‐	‐	‐	91,105	91,105	‐	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		1,063,301	1,397,065	422,983	838,361	132,121	(17,365)	(9,695)	(12,779)

Income before financial result and income and social contribution taxes		1,099,030	1,419,740	407,449	845,498	1,557,371	2,348,393	889,597	1,836,946

Financial income	23	10,699	27,980	23,126	42,872	644,368	821,258	280,585	440,780
Financial expenses	23	(2,330)	(6,917)	(4,121)	(22,763)	(675,781)	(1,032,640)	(486,333)	(929,297)
Financial result, net	23	8,369	21,063	19,005	20,109	(31,413)	(211,382)	(205,748)	(488,517)
Income before income and social contribution taxes		1,107,399	1,440,803	426,454	865,607	1,525,958	2,137,011	683,849	1,348,429

Income and social contribution taxes
Current	9.b; 9.c	(950)	(950)	‐	(10,592)	(306,859)	(471,298)	(306,861)	(394,725)
Deferred	9.b	(6,952)	(7,510)	11,461	14,374	(47,177)	(130,607)	114,225	(7,045)
		(7,902)	(8,460)	11,461	3,782	(354,036)	(601,905)	(192,636)	(401,770)

Net income from continuing operations		1,099,497	1,432,343	437,915	869,389	1,171,922	1,535,106	491,213	946,659

Discontinued operations
Net income (loss) from discontinued operations	28	(11,133)	(11,133)	‐	‐	(21,390)	(21,390)	‐	‐

Net income for the period		1,088,364	1,421,210	437,915	869,389	1,150,532	1,513,716	491,213	946,659
Income attributable to:
Shareholders of Ultrapar		1,088,364	1,421,210	437,915	869,389	1,088,364	1,421,210	437,915	869,389
Non-controlling interests in subsidiaries	11	‐	‐	‐	‐	62,168	92,506	53,298	77,270

Total earnings per share from continuing operations (based on the weighted average number of shares outstanding) – R$
Basic	24	1.0103	1.3128	0.3969	0.7895	1.0103	1.3128	0.3969	0.7895
Diluted	24	0.9910	1.2902	0.3912	0.7794	0.9910	1.2902	0.3912	0.7794

Earnings per share from discontinued operations (based on the weighted average number of shares outstanding) – R$
Basic	24	(0.0102)	(0.0102)	‐	‐	(0.0102)	(0.0102)	‐	‐
Diluted	24	(0.0100)	(0.0100)	‐	‐	(0.0100)	(0.0100)	‐	‐

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	1.0001	1.3026	0.3969	0.7895	1.0001	1.3026	0.3969	0.7895
Diluted	24	0.9810	1.2801	0.3912	0.7794	0.9810	1.2801	0.3912	0.7794

  The accompanying notes are an integral part of the interim financial information.

10

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent				Consolidated
	Note	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024	04/01/2025 to 06/30/2025	01/01/2025 to 06/30/2025	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024
Net income for the period, attributable to shareholders of Ultrapar		1,088,364	1,421,210	437,915	869,389	1,088,364	1,421,210	437,915	869,389
Net income for the period, attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	62,168	92,506	53,298	77,270
Net income for the period		1,088,364	1,421,210	437,915	869,389	1,150,532	1,513,716	491,213	946,659

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes		(40,512)	(33,765)	405	8,629	(34,339)	(27,592)	405	8,629
Translation adjustments and hedge accounting effects, net of taxes		(33,051)	(29,637)	‐	‐	(59,848)	(56,434)	‐	‐
Total comprehensive income for the period		1,014,801	1,357,808	438,320	878,018	1,056,345	1,429,690	491,618	955,288
Total comprehensive income for the period attributable to shareholders of Ultrapar		1,014,801	1,357,808	438,320	878,018	1,014,801	1,357,808	438,320	878,018
Total comprehensive income for the period attributable to non-controlling interests in subsidiaries		‐	‐	‐	‐	41,544	71,882	53,298	77,270

  The accompanying notes are an integral part of the interim financial information.

11

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

											Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Shareholder transactions	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	8,195,221	214,212	-	‐	15,158,718	664,726	15,823,444
Net income for the period		‐	‐	‐	‐	‐	‐	‐	‐	1,421,210	1,421,210	92,506	1,513,716
Other comprehensive income		‐	‐	‐	‐	‐	‐	(63,402)	-	‐	(63,402)	(20,624)	(84,026)
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	(63,402)	-	1,421,210	1,357,808	71,882	1,429,690
Issuance of shares related to the subscription warrants - indemnification		‐	‐	1,126	‐	‐	‐	‐	‐	‐	1,126	‐	1,126
Equity instrument granted	8.d; 20.b	‐	6,719	(5,958)	30,403	‐	‐	‐	‐	‐	31,164	(2,672)	28,492
Purchase of treasury shares	20.c	‐	‐	-	(244,334)	‐	‐	‐	‐	‐	(244,334)	‐	(244,334)
Capital increase of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	12,150	12,150
Non-controlling interest in the equity of acquired subsidiary – Hidrovias	27.b	‐	‐	‐	‐	-	‐	‐	‐	-	‐	1,666,929	1,666,929
Variation in change of ownership interest of non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	(42,244)	(42,244)
Realization of capital reserve		-	-	4,448	-	-	-	-	-	-	4,448	-	4,448
Realization of revaluation reserve		‐	‐	‐	‐	(89)	‐	‐	‐	89	‐	‐	‐
Shareholder transaction		‐	‐	‐	‐	‐	‐	‐	(27,079)	(46)	(27,125)	(419)	(27,544)
Dividends and interest on capital attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(48,267)	(48,267)
Additional dividends	20.e	‐	‐	‐	‐	‐	(208,121)	‐	‐	‐	(208,121)	‐	(208,121)
Balance as of June 30, 2025		6,621,752	114,972	611,664	(810,331)	3,543	7,987,100	150,810	(27,079)	1,421,253	16,073,684	2,322,085	18,395,769

12

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais, except dividends per share)

										Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve	Profit reserves	Accumulated other comprehensive income	Retained earnings	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	6,523,590	154,108	‐	13,506,495	523,331	14,029,826
Net income for the period		‐	‐	‐	‐	‐	‐	‐	869,389	869,389	77,270	946,659
Other comprehensive income		‐	‐	‐	‐	‐	‐	8,629	‐	8,629	‐	8,629
Total comprehensive income for the period		‐	‐	‐	‐	‐	‐	8,629	869,389	878,018	77,270	955,288
Issuance of shares related to the subscription warrants - indemnification		‐	‐	5,631	‐	‐	‐	‐	‐	5,631	‐	5,631
Equity instrument granted	8.d; 20.b	‐	5,566	1,888	20,226	‐	‐	‐	‐	27,680	‐	27,680
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(88)	‐	‐	88	‐	‐	‐
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	‐	9	9	337	346
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	13,501	13,501
Allocation of net income:							‐
Interest on equity attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	(43,996)	(43,996)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	(394)	(394)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting		‐	‐	‐	‐	‐	(134,031)	‐	‐	(134,031)	‐	(134,031)
Balance as of June 30, 2024		6,621,752	81,491	605,347	(450,284)	3,714	6,389,559	162,737	869,486	14,283,802	570,049	14,853,851

(i)	Are substantially represented by non-controlling shareholders of Iconic and Hidrovias.

  The accompanying notes are an integral part of the interim financial information.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024
CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income from continuing operations		1,432,343	869,389	1,535,106	946,659
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(1,397,065)	(838,361)	108,470	12,779
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	218,580	254,977
Amortization of right-of-use assets	12	1,454	1,362	171,734	149,925
Depreciation and amortization	13; 14	7,819	7,430	526,211	453,800
Interest, monetary variations and foreign exchange variations		(23,326)	6,397	223,575	691,925
Current and deferred income and social contribution taxes	9.b	8,461	(3,782)	601,905	401,770
Gain (loss) on disposal or write-off of assets		(2)	(35,286)	(31,390)	(109,120)
Equity instrument granted		1,656	17,416	6,719	27,680
Gain (loss) on the fair value of energy contracts		‐	‐	33,830	‐
Provision for decarbonization - CBIO		‐	‐	220,453	321,269
Revaluation of investment in associates		‐	‐	(91,105)	‐
Other provisions and adjustments		(57,988)	(9,453)	(9,813)	69,656
		(26,648)	15,112	3,514,275	3,221,320
(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	(60,958)	(243,141)
Inventories	6	‐	‐	43,494	297,265
Recoverable taxes		8,249	33,125	(186,591)	203,275
Dividends received from subsidiaries, associates and joint ventures		1,064,184	526,166	2,177	2,010
Other assets		(25,993)	(22,907)	(43,382)	(132,392)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	11,664	4,300	(1,517,726)	(1,057,212)
Salaries and related charges		(12,652)	(16,725)	(88,846)	(95,850)
Taxes payable		(637)	(905)	(2,190)	(38,407)
Income and social contribution taxes payable		3,693	(31,012)	(459,809)	(512,217)
Other liabilities		36,927	(14,054)	168,341	(107,044)
Acquisition of CBIO and carbon credits	14	‐	‐	(245,017)	(450,852)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(151,409)	(195,748)
Payment of contingencies		‐	‐	(10,227)	(30,896)
Income and social contribution taxes paid		‐	(2,920)	(41,210)	(135,603)
Net cash provided (consumed) by continuing operating activities		1,058,787	490,180	920,922	724,508
Net cash provided (consumed) by discontinued operating activities		‐	‐	20,631	‐
Net cash provided (consumed) by operating activities		1,058,787	490,180	941,553	724,508

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024
CASH FLOWS FROM INVESTING ACTIVITIES
Financial investments, net of redemptions	4.b	32,646	142,736	1,297,518	(2,086,350)
Acquisition of property, plant and equipment and intangible assets	13; 14	(2,503)	(72,853)	(860,581)	(683,353)
Cash provided by disposal of investments and property, plant and equipment		-	42,893	74,131	976,968
Capital increase in subsidiaries, associates and joint ventures	11	(357,090)	(584,085)	-	-
Net cash consumed in the purchase of investments and other assets		-	-	(448,298)	(1,102,884)
Net cash acquired in business combination		-	‐	1,155,510	-
Net cash provided (consumed) by continuing investing activities		(326,947)	(471,309)	1,218,280	(2,895,619)
Net cash provided (consumed) by discontinued investing activities		‐	‐	(7,591)	‐
Net cash provided (consumed) by investing activities		(326,947)	(471,309)	1,210,689	(2,895,619)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans, financing and debentures
Proceeds	15	‐	‐	4,685,905	2,856,034
Repayments	15	‐	‐	(3,981,234)	(1,386,628)
Interest and derivatives (paid) or received		‐	7,838	(977,293)	(629,519)
Payments of lease
Principal	12.b	(1,587)	(1,246)	(133,374)	(139,412)
Interest paid	12.b	(230)	(463)	(69,243)	(81,328)
Dividends paid		(487,360)	(436,665)	(497,696)	(461,204)
Payments of financial liabilities of customers		‐	‐	(68,510)	(81,888)
Capital increase made by non-controlling shareholders and redemption of shares		‐	‐	18,700	13,500

15

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Capital decrease
Repurchase of treasury shares		(244,334)	‐	(244,334)	‐
Related parties	-	(292)	(398)	(4,952)	(13,401)
Net cash provided (consumed) by continuing financing activities		(733,803)	(430,934)	(1,272,031)	76,154
Net cash provided (consumed) by discontinued financing activities		‐	‐	(12,833)	‐
Net cash provided (consumed) by financing activities		(733,803)	(430,934)	(1,284,864)	76,154

Effect of exchange rate changes on cash and cash equivalents in foreign currency - continuing operations		‐	‐	(41,346)	‐
Effect of exchange rate changes on cash and cash equivalents in foreign currency - discontinued operations		‐	‐	‐	‐
Increase (decrease) in cash and cash equivalents - continuing operations		(1,963)	(412,063)	825,825	(2,094,957)
Increase (decrease) in cash and cash equivalents - discontinued operations		‐	‐	207	‐
Cash and cash equivalents at the beginning of the period - continuing operations	4.a	4,186	412,840	2,071,593	5,925,688
Cash and cash equivalents at the beginning of the period - discontinued operations		‐	‐	11,313	‐
Cash and cash equivalents at the end of the period - continuing operations	4.a	2,223	777	2,897,418	3,830,731
Cash and cash equivalents at the end of the period - discontinued operations		‐	‐	11,520	‐

Non-cash transactions:
Addition on right-of-use assets and leases payable		‐	‐	156,287	97,809
Addition on contractual assets with customers - exclusivity rights		‐	‐	23,739	27,827
Reclassification between financial assets and investment in associates		‐	‐	7,397	645,333

  The accompanying notes are an integral part of the interim financial information.

16

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the periods ended June 30, 2025 and 2024
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	69,859,366	65,252,229
Rebates, discounts and returns		‐	‐	(483,469)	(514,560)
Allowance for expected credit losses	5	‐	‐	(22,664)	(12,423)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(218,580)	(254,977)
Gain (loss) on disposal of assets and other operating income (expenses), net		50,303	31,901	384,254	(152,155)
		50,303	31,901	69,518,907	64,318,114
Materials purchased from third parties
Cost of products and services sold		‐	‐	(63,170,560)	(58,594,835)
Materials, energy, third-party services and others		120,451	103,558	(945,130)	(911,480)
Provision for assets losses		‐	‐	‐	253
		120,451	103,558	(64,115,690)	(59,506,062)
Gross value added		170,754	135,459	5,403,217	4,812,052
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(9,273)	(8,792)	(697,945)	(603,725)
		(9,273)	(8,792)	(697,945)	(603,725)
Net value added produced by the Company		161,481	126,667	4,705,272	4,208,327
Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates	11	1,397,065	838,361	(17,365)	(12,779)
Rents and royalties		‐	‐	159,123	160,235
Financial income	23	27,980	42,872	821,258	440,780
		1,425,045	881,233	963,016	588,236
Value added from continuing operations available for distribution		1,586,526	1,007,900	5,668,288	4,796,563
Value added from discontinued operations available for distribution		(11,133)	‐	(21,390)	‐
Total value added available for distribution		1,575,393	1,007,900	5,646,898	4,796,563
Distribution of value added
Personnel and related charges
Salaries and wages		100,514	84,817	833,868	727,991
Benefits		15,342	13,166	243,556	222,162
Government Severance Indemnity Fund for Employees (FGTS)		4,536	3,874	51,852	52,318
Others		4,490	4,745	52,515	118,414
		124,882	106,602	1,181,791	1,120,885
Taxes, fees, and contributions
Federal		19,551	23,591	1,568,203	1,438,744
State		‐	‐	242,592	272,304
Municipal		222	103	97,529	80,247
		19,773	23,694	1,908,324	1,791,295
Financial expenses and rents
Interest, foreign exchange variations and financial instruments		1,898	1,310	880,359	829,736
Rents		2,304	3,097	69,328	53,040
Others		5,326	3,808	93,380	54,948
		9,528	8,215	1,043,067	937,724
Remuneration of own capital
Interest on capital and dividends		‐	‐	48,267	43,996
Retained earnings		1,432,343	869,389	1,486,839	902,663
		1,432,343	869,389	1,535,106	946,659
Value added from continuing operations distributed		1,586,526	1,007,900	5,668,288	4,796,563
Value added from discontinued operations distributed		(11,133)	‐	(21,390)	‐
Value added distributed		1,575,393	1,007,900	5,646,898	4,796,563

The accompanying notes are an integral part of the interim financial information.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas distribution and other energies (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”), storage services for liquid bulk (“Ultracargo”) and logistics and waterway and multimodal infrastructure (“Hidrovias”). The information on segments is disclosed in Note 25.

This interim financial information was authorized for issuance by the Board of Directors on August 13, 2025.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

a.2 Interest in subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			Interest % rounded
			06/30/2025		12/31/2024
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultra Mobilidade S.A. (1)	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries (2)	Brazil	Ipiranga	-	-	-	100
am/pm Comestíveis Ltda. (3)	Brazil	Ipiranga	-	100	-	-
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	55	-	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	-
Neodiesel Ltda.	Brazil	Ipiranga	-	100	-	100
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Neoagro Diesel Ltda. (4)	Brazil	Ipiranga	-	100	-	-
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	-	100	-	100
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	-	-	100
Glazed Brasil S.A. (“Krispy Kreme”)	Brazil	Ipiranga	-	-	-	55
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC.	United States	Ipiranga	-	100	-	100
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	100
Ipiranga Trading Europe S.A.	Switzerland	Ipiranga	-	100	-	100
Eaí Clube Automobilista S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	99	-	99	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Wtz Participações S.A.	Brazil	Ultragaz	-	52	-	52
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultra Logística Ltda.	Brazil	Hidrovias	100	-	100	-
Hidrovias do Brasil S.A. (5)	Brazil	Hidrovias	-	52	-	-
Hidrovias do Brasil – Vila do Conde S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias do Brasil – Cabotagem Ltda. (6)	Brazil	Hidrovias	-	100	-	-
Hidrovias do Brasil – Administração Portuária de Santos S.A.	Brazil	Hidrovias	-	100	-	-
Hidrovias del Sur S.A.	Uruguay	Hidrovias	-	100	-	-
Baloto S.A.	Uruguay	Hidrovias	-	100	-	-
Girocantex S.A.	Uruguay	Hidrovias	-	100	-	-
Cikelsol S.A.	Uruguay	Hidrovias	-	100	-	-
Resflir S.A.	Uruguay	Hidrovias	-	100	-	-
Hidrovias del Paraguay S.A.	Paraguay	Hidrovias	-	100	-	-
Pricolpar S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias Navegación Fluvial S.A.	Paraguay	Hidrovias	-	100	-	-
Hidrovias South America BV	Netherlands	Hidrovias	-	100	-	-
Hidrovias International Finance S.à.r.l.	Luxembourg	Hidrovias	-	100	-	-
Ultracargo Logística S.A. (7)	Brazil	Ultracargo	-	-	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	-	-	100
Ultracargo Logística S.A.	Brazil	Ultracargo	99	-	-	-
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	-
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

(1)	On January 2, 2025, the name of subsidiary Ultrapar Mobilidade Ltda. was changed to Ultra Mobilidade S.A.
(2)	On January, 2025, indirect subsidiary Centro de Conveniências Millenium. and subsidiaries started being directly controlled by am/pm Comestíveis Ltda.
(3)	On January, 2025, indirect subsidiary am/pm Comestíveis Ltda. started being directly controlled by Ultra Mobilidade S.A.
(4)	Company established on May 5, 2025, engaged in the wholesale trade of fuel carried out by carrier-reseller-retailer (TRR).
(5)	In May 2025, subsidiary Ultra Logística Ltda. became the controlling shareholder of Hidrovias. For further details, see Note 27.b.
(6)	The information on Hidrovias do Brasil – Cabotagem is presented as Discontinued Operation according to Note 28.
(7)	On January 2, 2025, indirect subsidiary Ultracargo Logística S.A started being directly controlled by Ultrapar.

b. Main events that occurred in the period

b.1 Acquisition of significant stake in Hidrovias

During the period ended June 30, 2025, the Company, through its subsidiary Ultra Logística, acquired additional shares in Hidrovias do Brasil S.A (“Hidrovias”), reaching an interest of 52.05% in the share capital of this investee (41.94% as of December 31, 2024), and became the controlling shareholder of Hidrovias. For further information, see Note 27.b.

2. Basis of preparation and presentation of individual and consolidated interim financial information

The individual and consolidated interim financial information ("interim financial information"), identified as Parent and Consolidated, was prepared in accordance with the International Accounting Standard ("IAS") 34 – Interim Financial Reporting issued by the International Accounting Standards Board ("IASB"), and in accordance with the pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and presented in accordance with the rules issued by the Securities and Exchange Commission of Brazil (“CVM”).

The Company’s interim financial information is presented in thousands of Brazilian Real (“R$”), which is the Company’s functional currency, and the interim financial information was prepared using information from Ultrapar and its subsidiaries on the same base date, unless otherwise stated.

The preparation of the interim financial information requires management to make judgments, use estimates and adopt assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years. For the six-month period ended June 30, 2025, no changes were observed in such judgments, estimates and assumptions in relation to those disclosed as of December 31, 2024.

The interim financial information has been prepared on a historical cost basis, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

This interim financial information was prepared using consistent accounting policies and practices on Ultrapar and its subsidiaries.

This interim financial information should be read together with the individual and consolidated financial statements of the Company for the year ended December 31, 2024 since its objective is to provide an update of the significant activities, events and circumstances and does not duplicate previously disclosed information, except when Management considers it relevant to maintain certain information.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Reclassifications

With the objective of increasing transparency of derivative financial instrument balances, enabling verification of the amounts in the balance sheet and providing greater comparability between the periods presented, we carried out reclassifications between line items as shown below:

	Consolidated
	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024
Current assets (i)
Financial investments, derivative instruments and other financial assets	2,553,011	(2,553,011)	-
Financial investments and other financial assets	-	2,306,927	2,306,927
Derivative financial instruments	-	246,084	246,084
	2,553,011	-	2,553,011
Non-current assets (i)
Financial investments, derivative instruments and other financial assets	3,407,080	(3,407,080)	-
Financial investments and other financial assets	-	2,819,179	2,819,179
Derivative financial instruments	-	585,294	585,294
Other receivables and other assets	114,469	2,607	117,076
	3,521,549	-	3,521,549

	Published		Reclassified
	12/31/2024	Reclassification	12/31/2024
Current liabilities (ii)
Loans, financing and derivative financial instruments	3,175,017	(3,175,017)	-
Debentures	377,743	(377,743)	-
Loans, financing and debentures	-	3,478,673	3,478,673
Derivative financial instruments	-	74,087	74,087
	3,552,760	-	3,552,760
Non-current liabilities (ii)
Loans, financing and derivative financial instruments	6,393,232	(6,393,232)	-
Debentures	4,356,118	(4,356,118)	-
Loans, financing and debentures	-	10,381,837	10,381,837
Derivative financial instruments	-	367,513	367,513
	10,749,350	-	10,749,350

(i)

Financial investments, that until the previous quarter were disclosed together with derivative financial instrument assets are now disclosed under separate line items in the statement of financial position.

(ii)

Loans and financing, that until the previous quarter were disclosed under separate line items of debentures were consolidated and are now disclosed under the same line item; additionally, derivative financial instrument liabilities, that were disclosed on a consolidated basis together with loans and financing are now disclosed under separate line items in the statement of financial position.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and the Brazilian Accounting Pronouncements Committee (“CPC”).

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following guidance issued in the CPC effective on or after January 1, 2025 was evaluated and does not change the accounting practice adopted by the Company:

  OCPC 10 – Carbon Credits

 a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the International Accounting Standards Board - IASB were not adopted since they are not effective in the period ended June 30, 2025. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and do not expect a material impact of their adoption on their future individual and consolidated financial statements.

  IFRS 18 – Presentation and Disclosure in Financial Statements
  IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability
4. Cash and cash equivalents and financial investments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, private securities and in short-term investment funds, whose portfolio is comprised of Brazilian Federal Government bonds and certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short-term investment funds, whose portfolio is comprised of Federal Government bonds.

a. Cash and cash equivalents

	Parent		Consolidated
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Cash and banks
In local currency	1,789	120	533,236	211,047
In foreign currency	‐	‐	446,221	194,793
Financial investments considered cash equivalents
Securities and funds
In local currency	434	4,066	1,266,299	1,286,152
In foreign currency	‐	‐	651,662	379,601
Total cash and cash equivalents	2,223	4,186	2,897,418	2,071,593

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Financial investments

	Parent		Consolidated
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Financial investments
Securities and funds
In local currency	307,431	320,101	995,664	2,271,980
In foreign currency (a)	‐	‐	2,512,437	2,854,126
Total financial investments	307,431	320,101	3,508,101	5,126,106
Current	7,431	20,100	1,088,104	2,306,927
Non-current	300,000	300,001	2,419,997	2,819,179

(a)   Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

5. Trade receivables and reseller financing (Consolidated)

a. Trade receivables and reseller financing

Trade receivables	06/30/2025	12/31/2024
Domestic customers	3,956,834	3,885,310
Domestic customers - related parties (see Note 8)	3,910	301
Foreign customers	192,401	19,032
Foreign customers - related parties (see Note 8)	2,767	8,361
	4,155,912	3,913,004
(-) Allowance for expected credit losses	(373,809)	(345,735)
Total - trade receivables of customers	3,782,103	3,567,269
Current	3,739,280	3,540,266
Non-current	42,823	27,003

Reseller financing	06/30/2025	12/31/2024
Reseller financing – Ipiranga	1,345,850	1,404,883
(-) Allowance for expected credit losses	(133,718)	(126,859)
Total – reseller financing	1,212,132	1,278,024
Current	493,748	511,979
Non-current	718,384	766,045

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2024	345,735	126,859	472,594
Additions	56,082	19,074	75,156
Reversals	(18,725)	(6,987)	(25,712)
Write-offs	(21,735)	(5,228)	(26,963)
Opening balance - acquisition of subsidiary (i)	12,452	‐	12,452
Balance as of June 30, 2025	373,809	133,718	507,527

(i) On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	06/30/2025			12/31/2024
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.64%	4,225,159	26,837	0.55%	4,289,620	23,517
Less than 30 days	2.06%	230,999	4,749	3.14%	141,756	4,452
31-60 days	3.39%	76,633	2,601	20.26%	40,402	8,186
61-90 days	10.87%	26,927	2,928	14.96%	27,360	4,093
91-180 days	23.86%	101,314	24,171	30.37%	57,289	17,396
More than 180 days	53.08%	840,730	446,241	54.49%	761,460	414,950
		5,501,762	507,527		5,317,887	472,594

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

6. Inventories (Consolidated)

	06/30/2025	12/31/2024
Fuels, lubricants and greases	3,088,071	3,009,100
Raw materials	324,621	373,544
Purchase for future delivery (1)	172,088	255,001
Consumable materials and other items for resale	287,748	129,539
Liquefied petroleum gas - LPG	144,778	128,098
Properties for resale	21,289	21,794
	4,038,595	3,917,076

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2024	3,920
Reversal of provision for obsolescence and other losses	(624)
Reversal of provision for adjustment to realizable value	(490)
Balance as of June 30, 2025	2,806

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	06/30/2025	12/31/2024
ICMS (a.1)	1,538,968	1,416,708
PIS and COFINS - Federal VAT (a.2)	3,685,429	3,172,417
Others	99,431	101,152
Total	5,323,828	4,690,277
Current	2,022,246	2,040,008
Non-current	3,301,582	2,650,269

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Tax credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petrobras); c) credits for refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation base used is higher than that of the actual operation performed.

In 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision (Theme 69) regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

In the period ended June 30, 2025, the Company, through its subsidiary Ipiranga, recognized effects from tax credits of R$ 848,205 (R$ 487,254 under “other operating income (expenses)” and R$ 360,951 under “financial income”), relating to the periods from November 2008 to December 2024, arising from supplementary calculations (specific regime operations) related to final and unappealable decisions of lawsuits.

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain up to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 1,242,663 (R$ 1,686,836 as of December 31, 2024) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the estimated future results.

b. Recoverable income and social contribution taxes

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 598,897, of which R$ 286,584 recorded as current and R$ 312,313 recorded as non-current (R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current as of December 31, 2024). The Management estimates the realization of these credits within up to 5 years.

8. Related parties

a. Parent

	Assets		Liabilities
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	63,267	50,548	‐	431
Cia Ultragaz S.A.	32,357	28,588	‐	1,761
Ultracargo Logística S.A.	315,880	313,873	349	‐
Eaí Clube Automobilista S.A.	698	1,008	‐	78
am/pm Comestíveis Ltda.	3,511	5,079	64	19
Others	1,257	966	280	11
Total	416,970	400,062	3,568	5,175

Other receivables/payables	101,943	86,973	693	2,300
Related parties	7,368	7,076	2,875	2,875
Financial investments (1)	307,659	306,013	‐	‐

(1) Refers to funds released to subsidiary Ultracargo Logística S.A.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

	Assets		Liabilities		Operating result - Sales/(Purchases)
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	06/30/2024
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	2	‐	24,144	9,846	(344,353)	(239,271)
Latitude Logística Portuária S.A.	7,959	10,862	33	‐	‐	‐
Navegantes Logística Portuária S.A.	37,487	29,406	‐	‐	‐	‐
Hidrovias do Brasil S.A.	-	416	-	-	-	-
Obrinel S.A.	5,615	‐	‐	‐	‐	‐
Others	8,838	7,943	2,921	2,875	175	205

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	3,235	‐	34,736	13,434	(114,421)	(92,926)
Chevron Products Company (1)	‐	‐	120,206	159,432	(306,089)	(326,199)
Others	3,443	8,760	6,118	1,449	2,571	(1,701)
Total	66,579	57,387	188,158	187,036	(762,117)	(659,892)

Trade receivables (Note 5)	6,677	8,662	‐	‐	‐	‐
Other receivables	249	416	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	183,702	183,520	‐	‐
Other payables	‐	‐	777	‐	‐	‐
Related parties	59,653	48,309	3,679	3,516	‐	‐
Sales and services provided	‐	‐	‐	‐	21,667	7,988
Purchases	‐	‐	‐	‐	(783,784)	(667,880)

(1)	Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth goals in financial results and priority matters for the Company.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	06/30/2025	06/30/2024
Short-term compensation	23,960	28,445
Stock compensation	36,806	31,561
Post-employment benefits	2,155	2,992
Total	62,921	62,998

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

d. Stock plan (Consolidated)

In the financial statements for the year ended December 31, 2024 (Note 8), the characteristics and measurement criteria of each plan (2017 Plan and 2023 Plan) offered by the Company were disclosed, which did not undergo any changes during the six-month period ended June 30, 2025.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 02, 2019	240,000	2025	16.42	6,774	(6,587)	187
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(4,402)	1,062
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(16,508)	7,585
Restricted	April 06, 2022	44,836	2025	14.16	2,199	(2,199)	-
Performance	April 06, 2022	69,982	2025	14.16	3,784	(3,784)	-
Restricted	September 21, 2022	2,640,000	2032	12.98	63,943	(17,569)	46,374
Restricted	December 07, 2022	1,500,000	2032	13.47	37,711	(9,746)	27,965
Restricted	April 20, 2023	1,122,656	2026	14.50	30,560	(22,604)	7,956
Performance	April 20, 2023	1,156,903	2026	14.50	31,320	(23,364)	7,956
Restricted	September 20, 2023	3,700,000	2033	18.75	129,322	(23,757)	105,565
Restricted	April 17, 2024	3,444,789	2027 to 2029	26.94	175,861	(51,586)	124,275
Restricted	June 19, 2024	60,683	2027	21.47	2,468	(823)	1,645
Restricted	October 01, 2024	1,295,000	2034	23.10	55,785	(4,184)	51,601
Restricted	April 03, 2025	4,590,749	2027 to 2028	17.78	153,635	(10,404)	143,231
		21,005,598			722,919	(197,517)	525,402

Number of shares as of December 31, 2024	18,521,704
Shares granted during the period	4,590,749
Cancellation of granted shares due to termination of executive employment	(159,063)
Shares transferred (vesting)	(1,947,792)
Number of shares as of June 30, 2025	21,005,598

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the six-month period ended June 30, 2025, an expense in the amount of R$ 53,599 was recognized in relation to the Plan (R$ 53,999 for the period ended June 30, 2024).

For all plans, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

9. Income and social contribution taxes

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, mainly resulting from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations, negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

	Parent		Consolidated
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Assets - Deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	41,896	41,467
Provisions for tax, civil and labor risks	49,988	67,261	174,957	188,495
Provision for post-employment benefits	574	516	79,580	76,166
Provision for differences between cash and accrual basis (i)	‐	‐	20,117	19,483
Goodwill	‐	‐	12,546	10,317
Provision for asset retirement obligation	‐	‐	12,948	13,472
Operating provisions	8,554	4,366	68,091	60,120
Provision for profit sharing and bonus	5,462	10,246	48,966	76,880
Leases payable	2,426	2,961	587,131	499,988
Provision for deferred revenue	‐	‐	646	450
Other temporary differences	27,906	21,762	167,670	115,753
Tax losses and negative basis for social contribution carryforwards	53,871	51,339	566,723	510,780
Total	148,781	158,451	1,781,271	1,613,371
Offsetting liability balance	(13,661)	(15,821)	(885,073)	(676,430)
Net balances presented in assets	135,120	142,630	896,198	936,941
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,052	2,586	487,864	406,173
Provision for differences between cash and accrual basis (i)	‐	‐	266,783	194,846
Change in fair value of subscription warrants	5,781	7,611	5,781	7,611
Goodwill/negative goodwill on investments	‐	‐	28,798	28,771
Business combination - fair value of assets	‐	‐	649,966	52,781
Other temporary differences	5,828	5,624	170,392	119,073
Total	13,661	15,821	1,609,584	809,255
Offsetting asset balance	(13,661)	(15,821)	(885,073)	(676,430)
Net balances presented in liabilities	‐	‐	724,511	132,825

(i)	In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2024	142,630	804,116
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(7,510)	(130,607)
Deferred IRPJ and CSLL recognized on company acquisition(1)	‐	74,730
Deferred IRPJ and CSLL recognized on business combinations	‐	(590,220)
Deferred IRPJ and CSLL recognized in other comprehensive income	‐	13,668
Balance as of June 30, 2025	135,120	171,687

(i)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b.

b. Reconciliation of income and social contribution taxes on profit or loss

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Income before taxes	1,440,803	865,607	2,137,011	1,348,429
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(489,873)	(294,306)	(726,584)	(458,466)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(1,447)	(1,869)	(12,065)	(7,561)
Nontaxable revenues (i)	275	253	140,038	10,919
Adjustment to estimated income	‐	‐	4,514	1,102
Unrecorded deferred income and social contribution tax carryforwards	‐	‐	(83,564)	(6,305)
Share of profit (loss) of subsidiaries, joint ventures and associates	475,002	285,043	(5,904)	(4,345)
Interest on capital between subsidiaries	‐	‐	8,975	17,815
Other adjustments	7,583	14,661	36,765	(4,426)
Income and social contribution taxes before tax incentives	(8,460)	3,782	(637,825)	(451,267)
Tax incentives – SUDENE (ii)	-	‐	35,920	49,497
Income and social contribution taxes in the statement of income	(8,460)	3,782	(601,905)	(401,770)
Current	(950)	(10,592)	(471,298)	(394,725)
Deferred	(7,510)	14,374	(130,607)	(7,045)
Effective IRPJ and CSLL rates - %	0.6%	(0.4)%	28.2%	29.8%

(i)	Consist of gains and income not taxable under the applicable tax legislation.
(ii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

c. Tax losses and negative basis for social contribution carryforwards

As of June 30, 2025, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2025	12/31/2024
Oil Trading	74,393	77,155
Ultrapar	53,871	51,339
Ipiranga	300,409	300,409
Ultracargo Soluções Logística	39,886	33,553
Hidrovias do Brasil – Holding S.A	29,149	‐
Others	69,015	48,324
	566,723	510,780

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	06/30/2025	12/31/2024
Neogás	44,648	45,286
Integra Frotas	24,717	18,927
Stella	21,830	15,686
Millennium	13,502	11,650
Abastece aí	148,605	126,900
Hidrovias do Brasil – Holding S.A	121,659	‐
Hidrovias do Brasil – Administração Portuária de Santos	39,177	-
Others	7,551	6,374
	421,689	224,823

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

Balance as of December 31, 2024	2,131,902
Additions	175,148
Amortization	(218,580)
Balance as of June 30, 2025	2,088,470

Current	644,450
Non-current	1,444,020

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

11. Investments in subsidiaries, joint ventures and associates

The table below presents the positions of equity and income (loss) for the period by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for losses with investments)		Share of profit (loss) of subsidiaries, joint ventures and associates
				06/30/2025	12/31/2024	06/30/2025	06/30/2024
Subsidiaries
Ultra Logística Ltda. (i)	1,967,708	18,289	100.00	1,967,708	3,266,345	18,289	192,607
Ultrapar International S.A.	(59,309)	9,221	100.00	(59,309)	(68,530)	9,221	(4,143)
UVC	‐	‐	-	‐	‐	‐	(4,987)
Ultragaz Participações Ltda.	‐	‐	-	‐	‐	‐	372,263
Ultracargo Logística Ltda	1,561,206	113,808	99.92	1,559,941	‐	113,716	‐
Companhia Ultragaz S.A.	939,958	287,427	99.99	939,819	1,106,687	287,385	‐
UVC Investimentos Ltda.	43,027	(4,922)	100.00	43,027	47,702	(4,922)	511
Imaven Imóveis Ltda.	76,496	1,702	100.00	76,496	64,917	1,702	1,184
Ultra Mobilidade S.A. (*)	10,619,297	992,047	100.00	10,619,297	10,407,480	992,047	291,600
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,685	14	50.00	3,343	3,319	7	(159)
Refinaria de Petróleo Riograndense S.A. (ii)	(57,932)	(61,375)	33.14	(19,198)	2,016	(20,380)	(10,515)

Total (A)				15,131,124	14,829,936	1,397,065	838,361
Total provision for loss on investment (B)				(78,507)	(68,530)
Total investments (A-B)				15,209,631	14,898,466

(*)	Amounts adjusted for unrealized profits in equity and income for the period.
(i)	Balances are presented net of the effects of discontinued operations. For furhter details, see note 28.
(ii)	Investment considers capital loss balances of R$ 9,235 as of June 30, 2025 (R$ 9,666 as of December 31, 2024).

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - %	Investment (Provision for loss on investment)		Share of profit (loss) of subsidiaries, joint ventures and associates
				06/30/2025	12/31/2024	06/30/2025	06/30/2024
Joint ventures
União Vopak – Armazéns Gerais Ltda.	(257)	(798)	50.00	(129)	270	(399)	(231)
Refinaria de Petróleo Riograndense S.A.	(57,932)	(61,375)	33.14	(19,198)	2,015	(20,339)	(10,514)
Latitude Logística Portuária S.A.	(190)	(4,639)	50.00	(95)	2,225	(2,319)	(1,509)
Navegantes Logística Portuária S.A.	7,754	(14,339)	33.33	2,585	7,364	(4,780)	(3,849)
Nordeste Logística I S.A.	19,807	1,929	33.33	6,602	5,959	643	112
Nordeste Logística II S.A.	56,148	(200)	33.33	18,716	18,782	(67)	511
Nordeste Logística III S.A	54,875	(116)	33.33	18,292	18,330	(38)	316
Química da Bahia Indústria e Comércio S.A.	6,685	14	50.00	3,343	3,319	7	(159)
Terminal de Combustíveis Paulínia S.A. ("Opla")	166,538	5,511	50.00	83,269	59,694	2,756	2,647
Limday S.A.	45,971	2,260	44.55	20,480	‐	1,007	‐
Obrinel S.A.	176,527	23,460	49.00	86,498	‐	11,495	‐
Baden S.A.	21,021	(384)	50.00	10,511	‐	(192)	‐
Other investments	‐	‐	‐	351	281	‐	‐
Associates
Hidrovias do Brasil S.A. (i)	2,203,052	(247,290)	44.51	‐	504,629	(96,520)	‐
Transportadora Sulbrasileira de Gás S.A.	18,255	4,261	25.00	4,564	3,498	1,066	1,112
Metalúrgica Plus S.A.	(1,193)	(149)	33.33	(398)	(349)	(50)	(46)
Plenogás Distribuidora de Gás S.A.	2,942	194	33.33	981	1,041	65	513
Other investments	‐	‐	‐	29	41	‐	‐‐

Goodwill on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	117,306	‐	‐
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	775,044	‐	‐
Limday S.A.	‐	‐	‐	7,467	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	38,030	38,835	(805)	(1,682)

Advances for investments
Advances for investments - Pão de Açúcar Group stations (ii)	‐	‐	‐	86,375	90,000	‐	‐

Advances for future capital increase
Hidrovias do Brasil S.A. (i)	‐	‐	‐	‐	500,000	‐	‐

Other investments
Concession Agreement - Baloto	‐	‐	‐	4,366	‐	‐	‐

Total (A)				489,945	2,148,284	(108,470)	(12,779)
Total provision for loss on investment (B)				(19,820)	(349)
Total investments (A-B)				509,765	2,148,633

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

(i)	On May 8, 2025, the Company acquired the control and began to consolidate Hidrovias. For further details, see Note 27.b. The percentage of interest presented in the note refers to the last percentage before the acquisition of control.

(ii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda.

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the period
	06/30/2025	12/31/2024	06/30/2025	12/31/2024	06/30/2025	06/30/2024
Subsidiaries	%	%
Hidrovias do Brasil S.A. (i)	48%	-	1,627,589	‐	26,297	‐
Iconic Lubrificantes S.A. (i)	44%	44%	500,443	484,986	57,659	75,475
WTZ Participações S.A. (i)	48%	48%	114,044	116,249	3,832	‐
Other investments	-	-	80,009	63,491	4,718	1,795
			2,322,085	664,726	92,506	77,270

(i)	Considers the effects of allocation of fair value adjustments related to non-controlling interests.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Advances for future capital increase	Other investments	Total
Balance as of December 31, 2024	14,824,601	5,335	14,829,936	274,380	1,283,904	90,000	500,000	‐	2,148,284
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	1,417,438	(20,373)	1,397,065	(12,226)	(95,439)	‐	‐	‐	(107,665)
Amortization of fair value adjustments	‐	‐	‐	(805)	‐	‐	‐	‐	(805)
Dividends	(1,250,009)	‐	(1,250,009)	‐	‐	‐	‐	‐	‐
Equity instrument granted (ii)	10,807	‐	10,807	‐	‐	‐	‐	‐	‐
Accumulated other comprehensive income	(59,918)	(790)	(60,708)	(790)	7,722	‐	‐	‐	6,932
Translation adjustments of foreign subsidiaries	‐	‐	‐	(4,630)	‐	‐	‐	(68)	(4,698)
Advances for future capital increase and capital contribution	357,090	‐	357,090	20,819	-	‐	-	‐	20,819
Shareholder transactions	(27,079)	‐	(27,079)	‐	‐	‐	‐	‐	‐
Advances for investments - GPA stations	‐	‐	‐	‐	‐	(3,625)	‐	‐	(3,625)
Acquisition of shares	-	-	-	-	273,325	-	-	-	273,325
Acquisition of control of Hidrovias do Brasil S.A. (iii)	‐	‐	‐	117,276	(1,461,946)	‐	(500,000)	4,434	(1,840,236)
Reclassification to assets held for sale (iv)	(129,590)	-	(129,590)	-	-	-	-	-	-
Other movements	3,639	(27)	3,612	4	(2,390)	‐	‐	‐	(2,386)
Balance as of June 30, 2025 (i)	15,146,979	(15,855)	15,131,124	394,028	5,176	86,375	‐	4,366	489,945

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for loss on investment.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultra Mobilidade, Companhia Ultragaz, Ultracargo Logística and Ultra Logística.
(iii)	Amounts refer to the write-off of the investment in Hidrovias as an associate through the acquisition of control and consolidation that occurred on May 8, 2025. For further details, see Note 27.b. Additionally, due to the consolidation of Hidrovias, its joint ventures are now included in the consolidated in the amount of R$ 117,276.
(iv)

Reclassification of the portion of the investment attributed to the sale of the Cabotage operation of subsidiary Hidrovias, according to the opening balance of acquisition of control of Hidrovias. For further details, see Note 28.a.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

12. Right-of-use assets and leases payable (Consolidated)

The Company and certain subsidiaries have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution bases; (ii) Ultragaz: points of sale and bottling bases; (iii) Ultracargo: port areas; (iv) Hidrovias: port areas and vessels and (v) Company: offices. The Company and certain subsidiaries also have lease agreements relating to vehicles.

  Right-of-use assets
  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2024	Additions and remeasurement	Write-offs	Transfers (i)	Translation adjustment	Amortization	Opening balance – Acquisition of subsidiary (ii)	Balance as of 06/30/2025
Cost:
Real estate	9	1,987,115	48,828	(106,844)	‐	(347)	‐	220,341	2,149,093
Port areas	22	343,739	15,535	(491)	‐	-	‐	113,132	471,915
Vehicles	4	357,094	77,147	(55,755)	(2,834)	(70)	‐	2,855	378,437
Equipment	2	33,645	10,863	(1,290)	(21,499)	-	‐	21,448	43,167
Vessels	8	‐	‐	-	‐	(3,331)	‐	129,300	125,969
Others	20	27,846	3,914	‐	21,499	-	‐	‐	53,259
		2,749,439	156,287	(164,380)	(2,834)	(3,748)	‐	487,076	3,221,840
Accumulated amortization:
Real estate	‐	(823,733)	‐	75,159	‐	114	(89,658)	(40,242)	(878,360)
Port areas	‐	(52,692)	‐	480	(2,191)	-	(15,334)	(38,755)	(108,492)
Vehicles	‐	(169,836)	‐	45,181	1,924	16	(52,947)	(927)	(176,589)
Equipment	‐	(6,007)	‐	913	2,197	-	(5,839)	(15,346)	(24,082)
Vessels	‐	‐	‐	-	‐	1,908	(6,147)	(60,604)	(64,843)
Others	‐	(25,847)	‐	‐	(2,197)	-	(1,809)	‐	(29,853)
		(1,078,115)	‐	121,733	(267)	2,038	(171,734)	(155,874)	(1,282,219)
Right-of-use assets, net		1,671,324	156,287	(42,647)	(3,101)	(1,710)	(171,734)	331,202	1,939,621

(i)	Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in IPP.
(ii)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2024	1,485,152
Interest accrued	70,688
Payments of leases	(133,374)
Interest payment	(69,243)
Additions and remeasurement	156,287
Write-offs	(47,191)
Opening balance – acquisition of subsidiary (i)	286,778
Balance as of June 30, 2025	1,749,097
Current	375,534
Non-current	1,373,563

(i)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

The undiscounted future cash outflows are presented below:

	06/30/2025	12/31/2024
Up to 1 year	499,571	355,336
1 to 2 years	328,505	282,945
2 to 3 years	249,690	240,984
3 to 4 years	201,649	188,002
4 to 5 years	177,741	158,559
More than 5 years	1,216,294	891,997
Total	2,673,450	2,117,823

The contracts of leases payable are substantially indexed by the IGP-M.

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	11.05%
From 6 to 10 years	10.29%
From 11 to 15 years	9.90%
More than 15 years	9.67%

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

c. Effects of inflation and potential right of recoverable PIS and COFINS - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the period ended June 30, 2025 are as follows:

Right-of-use asset, net
Nominal base	1,939,621
Inflated base	2,253,044
16.2%

Leases payable
Nominal base	1,749,097
Inflated base	2,062,520
17.9%

Financial expenses
Nominal base	70,688
Inflated base	95,739
35.4%

Amortization expense
Nominal base	171,734
Inflated base	192,293
12.0%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25% according to the Brazilian tax legislation for the period ended June 30, 2025 are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	161,791
Nominal cash flow	247,294

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

13. Property, plant, and equipment (Consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2024	Additions	Depreciation	Transfers (i)	Write-offs	Translation adjustment	Opening balance – acquisition of subsidiary (ii)	Balance as of 06/30/2025
Cost:
Land	-	609,624	‐	‐	‐	(7,099)	‐	205,165	807,690
Buildings	27	1,745,097	47,868	‐	31,430	(6,890)	‐	823,403	2,640,908
Leasehold improvements	16	1,415,342	22,742	‐	27,621	(27,462)	(1,856)	164,144	1,600,531
Machinery and equipment	10	3,758,370	75,531	‐	235,587	(20,913)	(2,251)	687,524	4,733,848
Automotive fuel/lubricant distribution equipment and facilities	14	3,199,426	35,644	‐	114,805	(107,635)	‐	‐	3,242,240
Push boats, barges, ships	20	‐	‐	‐	‐	‐	(100,195)	3,985,628	3,885,433
LPG tanks and bottles	8	1,085,787	58,900	‐	109	(14,090)	‐	‐	1,130,706
Vehicles	7	395,885	5,449	‐	1,603	(9,198)	(24)	878	394,593
Furniture and fixtures	8	221,572	8,457	‐	(6,456)	(5,413)	(34)	3,623	221,749
IT equipment	5	321,250	8,476	‐	3,591	(7,857)	(242)	47,386	372,604
Construction in progress		1,347,892	424,909	‐	(386,128)	(1,220)	(1,172)	211,310	1,595,591
Advances to suppliers		44,966	215	‐	(24,974)	(8,208)	‐	‐	11,999
Imports in progress		3,128	23	‐	‐	‐	‐	‐	3,151
		14,148,339	688,214	‐	(2,812)	(215,985)	(105,774)	6,129,061	20,641,043
Accumulated depreciation:
Buildings		(558,622)	‐	(49,791)	(80)	1,938	‐	(226,529)	(833,084)
Leasehold improvements		(748,916)	‐	(34,237)	775	28,412	586	(57,745)	(811,125)
Machinery and equipment		(2,347,962)	‐	(119,686)	(495)	456	915	(398,625)	(2,865,397)
Automotive fuel/lubricant distribution equipment and facilities		(2,122,684)	‐	(68,122)	(1,071)	105,010	‐	‐	(2,086,867)
Push boats, barges, ships		‐	‐	(27,476)	6	‐	33,819	(1,143,682)	(1,137,333)
LPG tanks and bottles		(670,068)	‐	(48,856)	‐	12,152	‐	‐	(706,772)
Vehicles		(154,622)	‐	(19,566)	(1,414)	1,526	24	(938)	(174,990)
Furniture and fixtures		(142,493)	‐	(7,718)	(543)	5,578	22	(1,327)	(146,481)
IT equipment		(265,675)	‐	(12,662)	875	7,131	102	(24,567)	(294,796)
		(7,011,042)	‐	(388,114)	(1,947)	162,203	35,468	(1,853,413)	(9,056,845)
Provision for impairment losses		(1,331)	‐	‐	‐	‐	‐	‐	(1,331)
Property, plant and equipment, net		7,135,966	688,214	(388,114)	(4,759)	(53,782)	(70,306)	4,275,648	11,582,867

(i)	Refers to R$ 7,860 transferred to intangible assets and R$ 3,101 received from right-of-use assets.
(ii)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (Consolidated)

	Weighted average useful life (years)	Balance as of 12/31/2024	Additions	Amortization	Transfers (i)	Write-offs	Translation adjustment	Acquisition of subsidiaries (ii)	Balance as of 06/30/2025
Cost:
Goodwill (a)		982,359	‐	‐	‐	‐	‐	332,374	1,314,733
Software	4	1,707,645	142,055	‐	8,087	(12,206)	(207)	152,383	1,997,757
Customer contracts	9	‐	‐	‐	‐	‐	(271)	1,235,129	1,234,858
Distribution rights	13	176,687	35,856	‐	‐	‐	‐	‐	212,543
Brands		61,366	‐	‐	538	(22)	‐	‐	61,882
Trademark rights	30	121,001	20	‐	(15)	‐	‐	‐	121,006
Others	3	10,611	‐	‐	(414)	‐	‐	‐	10,197
Intangible assets in progress		‐	1,833	‐	(24)	‐	(95)	33,999	35,713
Decarbonization credits (CBIO)		322	245,017	‐	‐	(166,535)	‐	‐	78,804
		3,059,991	424,781	‐	8,172	(178,763)	(573)	1,753,885	5,067,493
Accumulated amortization:
Software		(1,013,618)	‐	(129,585)	(774)	10,993	152	(103,340)	(1,236,172)
Customer contracts		‐	‐	(277)	‐	‐	199	(25,239)	(25,317)
Distribution rights		(110,819)	‐	(3,510)	-	(273)	‐	‐	(114,602)
Trademark rights		(22,997)	‐	(2,366)	462	257	‐	‐	(24,644)
Others		(4,227)	‐	(2,359)	‐	‐	‐	‐	(6,586)
		(1,151,661)	‐	(138,097)	(312)	10,977	351	(128,579)	(1,407,321)
Intangible assets, net		1,908,330	424,781	(138,097)	7,860	(167,786)	(222)	1,625,306	3,660,172

(i)	Refers to R$ 7,860 received from property, plant and equipment.
(ii)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

a. Goodwill

The remaining net balance of goodwill on the following acquisitions is assessed for impairment annually or more frequently when there is indication that the goodwill might be impaired. The amount is made up of the following acquisitions.

	Segment	06/30/2025	12/31/2024
Goodwill on the acquisition of:
Hidrovias (27.b)	Hidrovias	332,374	‐
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Stella	Ultragaz	103,051	103,051
Iconic (CBLSA)	Ipiranga	69,807	69,807
WTZ (27.c)	Ultragaz	52,038	52,038
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Serra Diesel	Ultrapar	1,413	1,413
TEAS	Ultracargo	797	797
		1,314,733	982,359

(i)	Including R$ 246,163 presented as goodwill at the Parent.

The goodwill presented above is based on the expectation of future profitability, supported by appraisal reports, after allocation of the identified assets. In the six-month period ended June 30, 2025, the Company did not identify any event that indicated the need to carry out an impairment test of the intangible asset.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

15. Loans, financing and debentures

a. Breakdown

					Consolidated
Description	Index/ Currency	Weighted average financial charges 2025 (p.a.)	Weighted average hedging instruments	Maturity	06/30/2025	12/31/2024
Foreign currency:
Notes in the foreign market	USD	5.3%	142.5% of DI (*)	2026 to 2029	4,152,529	4,710,980
Notes in the foreign market	USD	5.0%	CDI + 1.6% (**)	2031	1,052,671	‐
Foreign loan	USD	4.6%	106.2% of DI	2025 to 2026	1,027,296	691,006
Foreign exchange debentures	USD	5.3%	101.7% of DI	2026	329,688	‐
Foreign loan	SOFR + US$	0.9%	102.9% of DI	2026	547,556	‐
Foreign exchange debentures	EUR	3.0%	104.4% of DI	2027	502,630	‐
Foreign loan	EUR	4.4%	109.2% of DI	2025	‐	778,147
Foreign loan	JPY	4.6%	109.4% of DI	2025	‐	501,524
Total in foreign currency					7,612,370	6,681,657
Brazilian Reais:
Debentures – CRA	IPCA	5.3%	103.1% of DI	2025 to 2032	2,602,938	2,456,111
Debentures	CDI	1.0%	n/a	2026 to 2031	2,500,311	731,667
Debentures	IPCA	5.0%	102.8% of DI	2028 to 2031	1,032,575	534,706
CCB	CDI	103.5%	n/a	2027	773,942	1,464,624
Financing	R$	14.6%	106.6% of DI	2027	516,378	‐
CDCA	CDI + R$	0.9%	n/a	2027	507,344	534,374
Debentures – CRA	Fixed rate	11.2%	104.3% of DI	2027	504,026	477,827
Debentures – CRA	CDI + R$	0.7%	n/a	2027	493,458	490,971
CDCA	CDI	109.0%	n/a	2026 to 2027	205,723	293,374
Constitutional Fund (FNE)	IPCA	2.9%	69.5% of DI	2028 to 2041	194,759	114,472
Constitutional Fund (FNO)	IPCA	3.1%	n/a	2028 to 2037	105,237	‐
Debentures	IPCA	6.3%	n/a	2032 to 2034	82,710	80,048
BNDES	R$	9.4%	n/a	2025 to 2040	23,232	‐
FINEP	TJLP	1.0%	n/a	2025 to 2032	33,893	679
Total in Brazilian Reais					9,576,526	7,178,853
Total in foreign currency and Brazilian Reais					17,188,896	13,860,510
Current					3,030,887	3,478,673
1 to 2 years					4,601,481	3,257,618
2 to 3 years					2,067,817	1,557,888
3 to 4 years					1,864,833	2,062,967
4 to 5 years					2,075,500	2,130,651
More than 5 years					3,548,378	1,372,713
Non-current					14,158,009	10,381,837

(*)	Considers a protection instrument for the principal of 52.5% of the DI and for interest DI minus 1.4% for a notional amount of US$ 300 million. Does not include the positive result of the natural hedge strategy through financial investments in US$.
(**)	Considers a protection instrument for principal and interest at DI + 1.6% for a notional amount of US$ 50 million.

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The changes in loans, financing and debentures are shown below:

Consolidated
Balance as of December 31, 2024	13,860,510
Proceeds	4,685,905
Interest accrued	569,962
Principal payment	(3,981,234)
Interest payment	(619,791)
Balance of acquired company (i)	3,385,102
Monetary variations and foreign exchange variations	(714,232)
Change in fair value	73,951
Gain on bond repurchase	(71,277)
Balance as of June 30, 2025	17,188,896

(i)	On May 8, 2025, the Company acquired the control of Hidrovias. For further details, see Note 27.b.

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of June 30, 2025, the amount recognized in profit or loss was R$ 38,451 (R$ 8,237 as of June 30, 2024). The transaction cost incurred was R$ 67,599, of which R$ 10,353 referring to new funding and R$ 57,246 to the initial balance on acquisition of subsidiary. The balance to be recognized in the next periods is R$ 99,062 (R$ 69,914 as of December 31, 2024).

b. Guarantees

As of June 30, 2025, there was R$ 105,237 (R$ 114,472 as of December 31, 2024) in financing that had real guarantees. There was also R$ 15,893,333 (R$ 13,586,936 as of December 31, 2024) in financing without real guarantees, with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 99,095 as of June 30, 2025 (R$ 97,947 as of December 31, 2024).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 146,629 (R$ 219,700 as of December 31, 2024). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until June 30, 2025, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

c. Relevant operations contracted in the period

The main operations contracted in the period are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
Foreign exchange debentures	USD	5.3%	101.7% of DI	Mar/25	Mar/26	USD 60,269	350,000	At final maturity	At final maturity	Ultracargo Logística
4131	SOFR + US$	0.9%	102.9% of DI	Feb/25	Feb/26	USD 100,000	577,800	Quarterly	At final maturity	Cia Ultragaz
CCB	CDI	104%	N/A	Mar/25	Mar/27	R$ 360,000	360,000	Quarterly	At final maturity	Cia Ultragaz
Constitutional Fund (FNE)	IPCA	2.9%	69.7% of DI	Feb/25	Nov/41	R$ 100,976	100,976	Monthly with grace period	2028 to 2041	Ultracargo Logística
Constitutional Fund (FNO)	IPCA	3.1%	N/A	Apr/25	Feb/37	R$ 106,429	106,429	Monthly	Monthly after a 3-year grace period	Ultracargo Soluções Logísticas
4131	USD	4.7%	103.8% of DI	Apr/25	Apr/26	USD 86,956	500,000	At final maturity	At final maturity	Ipiranga
BNDES	R$	9.4%	N/A	May/25	Mar/40	R$ 11,498	11,498	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
BNDES	R$	9.4%	N/A	May/25	Mar/40	R$ 11,498	11,498	Monthly	Monthly after a 3-month grace period	Ultragaz Energia Ltda. and subsidiaries
Foreign exchange debentures	EUR	3%	104.0% of DI	Jun/25	Feb-27	EUR 77,534	500,000	Annually	At final maturity	Ipiranga
4131	R$	14.6%	106.6% of DI	Jun/25	Oct/27	R$ 500,000	500,000	Annually	At final maturity	Ipiranga
Debentures	CDI	0.5%	N/A	Jun/25	Jun/28	R$ 400,000	400,000	Semiannually	At final maturity	Hidrovias
Debentures	CDI	0.8%	N/A	Jun/25	Jun/31	R$ 982,000	982,000	Semiannually	At final maturity	Hidrovias

d. Covenants – Subsidiary Hidrovias

Hidrovias has contractual financial covenants linked to Debentures  that do not accelerate the debt in the event of non-compliance, but restrict the Company from issuing new debts and distributing dividends.

Financial Covenant linked to Debenture contracts

Hidrovias, through the 1st and 2nd Debenture Issuances, has a financial covenant of leverage (“net debt to EBITDA”), calculated on a consolidated basis and which must be equal to or less than 4.5x in 2022, (b) 4.0x between January 1, 2023 and December 2023 and (c) 3.5x from January 1, 2024 until the maturity date of the respective issues.

Failure to comply with the covenant does not accelerate the debt repayment and is not considered default. However, Hidrovias now has restrictions on raising new debts beyond those permitted by the covenants of the indenture of issuance and is restricted to paying the minimum mandatory dividends set forth by your Bylaws. Hidrovias does not expect any short- or medium-term impacts on its operations and believes it will not need additional loans or working capital beyond those already permitted by the covenants of the Indentures of Debenture Issuances to comply with its obligations.

On June 30, 2025, Hidrovias was above the mentioned ratios, not being allowed to issue new debits and distributing dividends above the minimum mandatory as established in the Bylaws.

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

16. Trade payables (Consolidated)

a. Trade payables

	06/30/2025	12/31/2024

Domestic suppliers	1,866,432	2,558,813
Trade payables - domestic related parties (see Note 8.b)	59,903	23,432
Foreign suppliers	805,285	776,052
Trade payables - foreign related parties (see Note 8.b)	123,799	160,088
	2,855,419	3,518,385

b. Trade payables - reverse factoring

As of June 30, 2025, to accurately reflect the essence of commercial transactions, the balance reverse factoring transactions for which suppliers have already received payments was R$ 257,822 (R$ 1,014,504 as of December 31, 2024). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	44	8

[1]	Comparable suppliers are those that have not adhered to reverse financing agreements, considering specific characteristics of payment conditions.

17. Employee benefits and private pension plan (Consolidated)

a. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of June 30, 2025.

	06/30/2025	12/31/2024
Health and dental care plan (1)	184,826	177,958
Indemnification of FGTS	34,897	32,420
Seniority bonus	1,923	1,795
Life insurance (2)	11,270	10,703
Total	232,916	222,876
Current	24,098	24,098
Non-current	208,818	198,778

(1)	Applicable to Ipiranga, Tropical (merged by Ipiranga) and Iconic.
(2)	Applicable to Ipiranga, Tropical (merged by Ipiranga), Ultragaz and Ultrapar.

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

18. Provisions and contingent liabilities (Consolidated)

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

Provisions	Balance as of 12/31/2024	Additions	Reversals	Payments	Interest	Opening balance – acquisition of subsidiary (i)	Balance as of 06/30/2025
IRPJ and CSLL	32,946	188	‐	(291)	234	‐	33,077
Tax and social security	202,465	1,775	(39,716)	(7,149)	2,837	‐	160,212
Civil, environmental and regulatory claims	161,972	116,177	(664)	(18,170)	24	27,417	286,756
Provision for indemnities	206,808	6,377	(58,532)	‐	2,424	‐	157,077
Labor	54,169	7,425	(9,826)	(3,327)	757	9,545	58,743
Total	658,360	131,942	(108,738)	(28,937)	6,276	36,962	695,865
Current	47,788						70,643
Non-current	610,572						625,222

(i)	On May 8, 2025, the Company acquired the control of Hidrovias; for further details, see Note 27.b.

Balance of escrow deposits by nature are as follows:

	06/30/2025	12/31/2024
Tax	395,163	306,593
Labor	22,873	24,070
Civil, environmental and regulatory claims	52,512	115,413
	470,548	446,076

In the period ended June 30, 2025, the monetary variation on escrow deposits amounted to R$ 21,773, recorded as financial income in the statement of income for the period.

Regarding the provision for indemnities, as a result of the sale of Oxiteno, completed on April 1, 2022, Ultrapar assumed contractual liability for losses related to acts prior to the closing of the transaction. Thus, the provision for the reimbursement to Indorama was recorded, in the event the losses materialize, in the amount of R$ 123,086 as of June 30, 2025 (R$ 174,408 as of December 31, 2024), of which R$ 45,252 (R$ 95,274 as of December 31, 2024) for labor claims, R$ 28,801 (R$ 26,074 as of December 31, 2024) for civil claims and R$ 49,031 (R$ 53,060 as of December 31, 2024) for tax claims.

Regarding the sale of Extrafarma, completed on August 1, 2022, whose liability for losses prior to the transaction was assumed by subsidiary Ipiranga, the provision for reimbursement to Pague Menos, in the event the losses materialize, totaled R$ 33,993 as of June 30, 2025 (R$ 32,400 as of December 31, 2024), of which R$ 12,980 (R$12,074 as of December 31, 2024) for labor claims, R$ 7,065 (R$7,007 as of December 31, 2024) for civil claims and R$ 13,947 (R$ 13,319 as of December 31, 2024) for tax claims.

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to administrative and legal proceedings for tax, civil and labor claims which, based on the assessment of the legal departments and the advice of external legal advisors, were classified as a possible loss. Due to this classification, no provision for these contingencies was recorded in the interim financial information.

The contingent liabilities, classified as possible loss, by nature are as follows:

Contingent liabilities (possible)	06/30/2025	12/31/2024
Tax (b.1)	6,245,401	4,176,046
Civil (b.2)	779,749	815,203
Labor	350,761	293,938
	7,375,911	5,285,187

b.1 Contingent tax liabilities

The Company and its subsidiaries are also parties to administrative and legal proceedings involving IRPJ, CSLL, PIS and COFINS, mainly related to denial of offset claims and disallowance of tax credits. The total amount of these contingencies amounted to R$ 3,530,909 as of June 30, 2025 (R$ 2,049,421 as of December 31, 2024).

Among the most relevant cases, a tax assessment related to IRPJ and CSLL stands out, resulting from the alleged undue amortization of goodwill generated on the acquisition of Ipiranga in 2007, amounting to R$ 275,353 as of June 30, 2025 (R$ 266,619 as of December 31, 2024).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to discussions of ICMS, in the consolidated amount of R$ 1,884,221 as of June 30, 2025 (R$ 1,357,445 as of December 31, 2024). The main discussions include: i) credits considered undue in the amount of R$ 181,516 as of June 30, 2025 (R$ 145,126 as of December 31, 2024), ii) alleged non-payment in the amount of R$ 271,322 as of June 30, 2025 (R$ 203,531 as of December 31, 2024); iii) conditioned fruition of tax incentive in the amount of R$ 237,507 as of June 30, 2025 (R$ 191,549 as of December 31, 2024); iv) inventory differences in the amount of R$ 291,592 as of June 30, 2025 (R$ 279,448 as of December 31, 2024); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 236,001 as of June 30, 2025 (R$ 223,691 as of December 31, 2024); vi) disallowance of credits on interstate transfers in the amount of R$ 268,015 as of June 30, 2025 (proceeding received in March 2025).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity, in the amount of R$ 205,245 as of June 30, 2025 (R$ 194,508 as of December 31, 2024). On April 9, 2025, the Superior Court of Justice, under the repetitive appeals regime, ruled on the discussion (Theme 1247) in favor of the taxpayers.

Of the total amount of possible contingent tax liabilities, R$ 352,287 refers to Hidrovias on June 30, 2025.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b.2 Contingent civil liabilities

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 779,749 as of June 30, 2025, of this amount R$ 11,117 refers to Hidrovias, (R$ 815,203 as of December 31, 2024), mainly represented by the following proceedings involving subsidiary Cia. Ultragaz: (i) administrative proceedings filed by CADE, referring to alleged anti-competitive practices in municipalities in the Triângulo Mineiro region in 2001. At the administrative level, Cia. Ultragaz was ordered to pay a fine, in the updated amount of R$ 38,557 as of June 30, 2025 (R$ 38,005 as of December 31, 2024). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed; and (ii) lawsuits filed by resellers, who are seeking indemnity, in addition to the nullity and termination of distribution contracts, totaling R$ 161,315 as of June 30, 2025 (R$ 187,460 as of December 31, 2024).

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 62,343 (R$ 36,146 as of December 31, 2024), for which an indemnification asset was recorded, comprising R$ 195 as of June 30, 2025 (R$ 32,380 as of December 31, 2024) for tax claims, R$ 58,567 for civil claims (R$ 220 as of December 31 2024) and R$ 3,581 (R$ 3,545 as of December 31, 2024) for labor claims.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a current balance of R$ 89,806 as of June 30, 2025 (R$ 89,952 as of  December 31, 2024). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 28, 2024, August 7, 2024 and February 26, 2025, the Board of Directors confirmed the issuance of 191,778, 35,235 and 67,679, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 775,291 shares linked to the subscription warrants – indemnification were canceled and not issued. As of June 30, 2025, R$ 4,929 was recorded as financial expense (financial income of R$ 14,505 as of June 30, 2024) due to the update of subscription warrants, and 2,938,962 shares linked to subscription warrants – indemnification remain retained, which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 51,549 (R$ 47,745 as of December 31, 2024).

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

20. Equity

a. Share capital

As of June 30, 2025, the subscribed and paid-up capital consists of 1,115,507,182 common shares with no par value (1,115,439,503 as of December 31, 2024), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On February 26, 2025, the Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company at the time of the merger of all Extrafarma shares into the Company, approved by the Company’s Extraordinary General Meeting held on January 31, 2014.

The price of the outstanding shares on B3 as of June 30, 2025 was R$ 17.54 (R$ 15.88 as of December 31, 2024).

As of June 30, 2025, there were 67,360,389 common shares outstanding abroad in the form of ADRs (65,757,889 shares as of December 31, 2024).

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of June 30, 2025, the balance of treasury shares granted with right of use was 18,228,293 common shares (14,083,439 as of December 31, 2024).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share and, in 2025, 14,700,000 shares were acquired at an average cost of R$ 16.62 per share.

As of June 30, 2025, the balance was R$ 810,331 (R$ 596,400 as of December 31, 2024) and 27,878,935 common shares (19,283,471 as of December 31, 2024) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.57 per share.

06/30/2025
Balance of unrestricted shares held in treasury	27,878,935
Balance of treasury shares granted with right of use	18,228,293
Total balance of treasury shares as of June 30, 2025	46,107,228

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d., because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares.  Additionally, on February 28, 2024, August 7, 2024 and February 26, 2025, there was an increase in the reserve in the amounts of R$ 5,631, R$ 821 and R$ 1,126, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

e. Approval of dividends

On February 26, 2024, the Board of Directors approved the distribution of dividends in the amount of R$ 493,301 (R$ 0.45 per share), paid on March 14, 2025, without remuneration or monetary variation. Of this amount, R$ 285,180 (R$0.26 per share) refer to minimum mandatory  dividends and R$ 208,121 (R$0.19 per share) to additional dividends to the minimum mandatory dividends. The distribution of dividends was ratified by the shareholders at the Ordinary and Extraordinary General Shareholders’ Meeting on April 16, 2025.

21. Net revenue from sales and services (Consolidated)

	06/30/2025	06/30/2024
Sales revenue:
Merchandise	68,208,150	64,439,068
Services rendered and others	1,358,739	875,250
Electricity (1)	359,665	‐
Sales returns, rebates and discounts	(483,469)	(514,560)
Amortization of contract assets	(218,580)	(254,977)
	69,224,505	64,544,781
Taxes on sales	(1,840,200)	(1,804,932)
Net revenue	67,384,305	62,739,849

(1)	Refers to revenue from the sale of electricity of subsidiary Witzler, acquired by Ultragaz in 2024. For further information, see Note 27.c.

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Raw materials and materials for use and consumption	‐	‐	(61,725,203)	(57,601,501)
Personnel expenses	(145,062)	(123,920)	(1,336,500)	(1,254,139)
Freight and storage	‐	‐	(573,585)	(625,499)
Depreciation and amortization	(7,819)	(7,430)	(526,211)	(453,800)
Services provided by third parties	(47,971)	(34,305)	(353,266)	(347,580)
Purchase of electricity (a)	‐	‐	(299,261)	‐
Decarbonization obligation (b)	‐	‐	(220,453)	(321,269)
Amortization of right-of-use assets	(1,453)	(1,362)	(171,734)	(149,925)
Advertising and marketing	(1,554)	(798)	(83,073)	(88,572)
Other expenses and income, net (c)	36,108	18,694	250,038	(121,720)
SSC/Holding expenses	190,424	156,211	‐	‐
Total	22,673	7,090	(65,039,248)	(60,964,005)
Classified as:
Cost of products and services sold	‐	‐	(63,094,967)	(58,570,545)
Selling and marketing	‐	‐	(1,250,088)	(1,213,129)
General and administrative	(27,628)	(24,765)	(1,057,746)	(954,302)
Other operating income (expenses), net	50,301	31,855	363,553	(226,029)
Total	22,673	7,090	(65,039,248)	(60,964,005)

(a)	Refers to the purchase of electricity of subsidiary Witzler, acquired by Ultragaz in 2024. For further information, see Note 27.c.
(b)	Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net.
(c)	Include extemporaneous credits recognized in the period of R$ 487,254, see Note 7.

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

23. Financial result

	Parent		Consolidated
	06/30/2025	06/30/2024	06/30/2025	06/30/2024
Financial income:
Interest on financial investments	22,542	15,473	349,955	283,968
Interest from customers	‐	‐	72,687	72,965
Update of subscription warrants (see Note 19)	‐	14,505	‐	14,505
Selic interest on PIS/COFINS credits (a)	‐	3	391,605	22,212
Update of provisions and other income	5,438	12,891	7,011	47,130
	27,980	42,872	821,258	440,780
Financial expenses:
Interest on loans, financing and financial instruments	(1,149)	(911)	(909,601)	(585,870)
Interest on leases payable	(348)	(399)	(70,688)	(65,913)
Update of subscription warrants (see Note 19)	(4,929)	‐	(4,929)	‐
Bank charges, financial transactions tax, and other taxes	(401)	(17,475)	(85,130)	(81,114)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	‐	1,624	99,930	(177,953)
Update of provisions, net, and other expenses	(90)	(5,602)	(62,222)	(18,447)
	(6,917)	(22,763)	(1,032,640)	(929,297)
Total	21,063	20,109	(211,382)	(488,517)

(a)	Include the result of financial income arising from extemporaneous credits recognized in the period of R$ 360,951, see Note 7.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	04/01/2025 to 06/30/2025			01/01/2025 to 06/30/2025
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total	04/01/2024 to 06/30/2024	01/01/2024 to 06/30/2024
Basic earnings per share
Net income for the year of the Company	1,099,497	(11,133)	1,088,364	1,432,343	(11,133)	1,421,210	437,915	869,389
Weighted average number of shares outstanding (in thousands)	1,088,259	1,088,259	1,088,259	1,091,096	1,091,096	1,091,096	1,103,371	1,101,195
Basic earnings per share - R$	1.0103	(0.0102)	1.0001	1.3128	(0.0102)	1.3026	0.3969	0.7895

Diluted earnings per share

Net income for the year of the Company	1,099,497	(11,133)	1,088,364	1,432,343	(11,133)	1,421,210	437,915	869,389
Weighted average number of outstanding shares (in thousands), including dilution effects	1,109,447	1,109,447	1,109,447	1,110,201	1,110,201	1,110,201	1,119,410	1,115,517
Diluted earnings per share - R$	0.9910	(0.0100)	0.9810	1.2902	(0.0100)	1.2801	0.3912	0.7794

Weighted average number of shares (in thousands)
Weighted average number of shares for basic earnings per share	‐	‐	1,088,259	‐	‐	1,091,096	1,103,371	1,101,195
Dilution effect
Subscription warrants	‐	‐	2,939	‐	‐	2,939	3,064	3,078
Stock plan	‐	‐	18,249	‐	‐	16,166	12,975	11,244
Weighted average number of shares for diluted earnings per share	‐	‐	1,109,447	‐	‐	1,110,201	1,119,410	1,115,517

Earnings per share were adjusted retrospectively by the issuance of 2,924,003 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.
Hidrovias (1)	Operations in logistics solutions and waterway and multimodal infrastructure, in Brazil and abroad.

(1)	As of May 2025, through the acquisition of control according to Note 27.b, the Company began to report Hidrovias as a new operating segment.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	06/30/2025	06/30/2024
Net revenue from sales and services:
Brazil	66,624,702	61,911,218
Europe	45,037	37,272
United States of America and Canada	501,515	574,070
Other Latin American countries	119,885	129,521
Others	93,166	87,768
Total	67,384,305	62,739,849

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

06/30/2025
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Hidrovias (3)	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	60,530,226	5,989,918	517,344	425,155	4,352	67,466,995	(82,690)	67,384,305
Transactions with third parties	60,531,036	5,989,282	438,371	425,155	3,490	67,387,334	‐	67,387,334
Intersegment transactions	(810)	636	78,973	‐	862	79,661	(82,690)	(3,029)
Cost of products and services sold	(57,853,591)	(4,875,566)	(207,706)	(235,860)	‐	(63,172,723)	77,756	(63,094,967)
Gross profit	2,676,635	1,114,352	309,638	189,295	4,352	4,294,272	(4,934)	4,289,338
Operating income (expenses)
Selling and marketing	(936,328)	(311,534)	(4,669)	(1,078)	‐	(1,253,609)	3,521	(1,250,088)
General and administrative	(598,337)	(199,131)	(82,273)	(38,975)	(143,399)	(1,062,115)	4,369	(1,057,746)
Results from disposal of property, plant and equipment and intangible assets	39,271	(16,756)	40	(1,855)	1	20,701	‐	20,701
Other operating income (expenses), net	290,704	17,022	6,950	(528)	49,405	363,553	‐	363,553
Operating income (loss)	1,471,945	603,953	229,686	146,859	(89,641)	2,362,802	2,956	2,365,758
Share of profit (loss) of subsidiaries, joint ventures and associates	(6,219)	758	2,357	(84,188)	(20,373)	(107,665)	‐	(107,665)
Amortization of fair value adjustments on associates acquisition	‐	‐	(805)	‐	‐	(805)	‐	(805)
Gain (loss) on acquisition of control of associate	‐	‐	‐	91,105	‐	91,105	‐	91,105
Total share of profit (loss) of subsidiaries, joint ventures and associates	(6,219)	758	1,552	6,917	(20,373)	(17,365)	‐	(17,365)
Income (loss) before financial result and income and social contribution taxes	1,465,726	604,711	231,238	153,776	(110,014)	2,345,437	2,956	2,348,393
Depreciation and amortization (a)	238,565	160,976	59,250	50,802	9,253	518,846	(2,953)	515,893
Amortization of contractual assets with customers - exclusivity rights	218,579	1	‐	‐	‐	218,580	‐	218,580
Amortization of right-of-use assets	107,935	36,071	15,587	10,688	1,453	171,734	‐	171,734
Amortization of fair value adjustments on associates acquisition	‐	‐	805	‐	‐	805	‐	805
Total depreciation and amortization	565,079	197,048	75,642	61,490	10,706	909,965	(2,953)	907,012

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 10,318.

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

06/30/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	57,124,000	5,194,022	526,857	4,775	62,849,654	(109,805)	62,739,849
Transactions with third parties	57,123,714	5,193,359	421,190	1,586	62,739,849	‐	62,739,849
Intersegment transactions	286	663	105,667	3,189	109,805	(109,805)	‐
Cost of products and services sold	(54,331,562)	(4,152,929)	(187,762)	‐	(58,672,253)	101,708	(58,570,545)
Gross profit	2,792,438	1,041,093	339,095	4,775	4,177,401	(8,097)	4,169,304
Operating income (expenses)
Selling and marketing	(939,224)	(269,146)	(5,801)	(12)	(1,214,183)	1,054	(1,213,129)
General and administrative	(598,567)	(169,975)	(84,542)	(111,217)	(964,301)	9,999	(954,302)
Results from disposal of property, plant and equipment and intangible assets	72,913	889	26	53	73,881	‐	73,881
Other operating income (expenses), net	(274,571)	24,655	5,187	18,700	(226,029)	‐	(226,029)
Operating income (loss)	1,052,989	627,516	253,965	(87,701)	1,846,769	2,956	1,849,725
Share of profit (loss) of subsidiaries, joint ventures and associates	(3,273)	468	2,416	(10,708)	(11,097)	‐	(11,097)
Amortization of fair value adjustments on associates acquisition	‐	‐	(1,682)	‐	(1,682)	‐	(1,682)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(3,273)	468	734	(10,708)	(12,779)	‐	(12,779)
Income (loss) before financial result and income and social contribution taxes	1,049,716	627,984	254,699	(98,409)	1,833,990	2,956	1,836,946
Depreciation and amortization (a)	230,119	154,407	59,045	9,042	452,613	(2,956)	449,657
Amortization of contractual assets with customers - exclusivity rights	254,305	672	‐	‐	254,977	‐	254,977
Amortization of right-of-use assets	102,151	31,696	14,836	1,242	149,925	‐	149,925
Amortization of fair value adjustments on associates acquisition	‐	‐	1,682	‐	1,682	‐	1,682
Total depreciation and amortization	586,575	186,775	75,563	10,284	859,197	(2,956)	856,241

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 4,143.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 112,730 in 2025 (R$ 82,780 in 2024) of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint ventures RPR and subsidiary Hidrovias.
(3)	The “Hidrovias” segment is composed of Hidrovias (HBSA3) and its parent company Ultra Logística, direct subsidiary of Ultrapar, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias (HBSA3).

55

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

c. Assets by segment

06/30/2025
Assets	Ipiranga	Ultragaz	Ultracargo	Hidrovias (1)	Others (2)	Subtotal Segments	Discontinued operations	Total
Investments	132,819	5,529	238,505	49,772	3,591	430,216	79,549	509,765
Property, plant and equipment	3,298,038	1,572,056	2,374,999	4,571,119	127,140	11,943,352	(360,485)	11,582,867
Intangible assets	1,153,476	325,069	286,552	1,786,344	271,566	3,823,007	(162,835)	3,660,172
Right-of-use assets	834,734	183,826	597,568	317,401	6,092	1,939,621	-	1,939,621
Other current and non-current assets	19,522,732	2,512,978	486,192	2,230,116	2,719,979	27,471,997	(256,073)	27,215,924
Assets held for sale	‐	‐	‐	‐	‐	‐	699,844	699,844
Total assets (excluding intersegment transactions)	24,941,799	4,599,458	3,983,816	8,954,752	3,128,368	45,608,193	-	45,608,193

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (2)	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074

(1)	The “Hidrovias” column is formed of Hidrovias and its parent company Ultra Logística, which is a direct subsidiary of Ultrapar, which is not part of Hidrovias segment, and therefore, the reported numbers may contain differences with the numbers reported by Hidrovias.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos and share of profit (loss) of joint venture RPR.
56

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

26. Financial instruments (Consolidated)

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

		Level	Carrying value		Carrying value	Fair value
June 30, 2025	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	979,457	979,457	979,457
Securities and funds in local currency	4.a		‐	1,266,299	1,266,299	1,266,299
Securities and funds in foreign currency	4.a		‐	651,662	651,662	651,662
Financial investments
Securities and funds in local currency	4.b	Level 2	995,664	‐	995,664	995,664
Securities and funds in foreign currency	4.b		‐	2,512,437	2,512,437	2,512,437
Derivative financial instruments
Financial	26.f	Level 2	715,139	‐	715,139	715,139
Operational	26.f	Level 2	76,447	-	76,447	76,447
Energy trading futures contracts	26.h	Level 2	540,384	‐	540,384	540,384
Trade receivables	5.a		‐	4,155,912	4,155,912	4,155,912
Reseller financing	5.a		‐	1,345,850	1,345,850	1,345,850
Related parties	8		‐	59,653	59,653	59,653
Other receivables and other assets	-		‐	575,553	575,553	575,553

Total			2,327,634	11,546,823	13,874,457	13,874,457

Financial liabilities:
Financing and debentures	15.a	Level 2	7,257,847	9,931,050	17,188,897	18,310,958
Derivative financial instruments
Financial	26.f	Level 2	419,840	‐	419,840	419,840
Operational	26.f	Level 2	32,159	‐	32,159	32,159
Energy trading futures contracts	26.h	Level 2	282,853	‐	282,853	282,853
Trade payables	16.a		‐	2,855,419	2,855,419	2,855,419
Trade payables - reverse factoring	16.b		‐	257,822	257,822	257,822
Subscription warrants – indemnification	19	Level 1	51,549	‐	51,549	51,549
Financial liabilities of customers	-		‐	122,304	122,304	122,304
Contingent consideration	-		-	17,725	17,725	17,725
Related parties	8		‐	3,679	3,679	3,679
Other payables	-		‐	148,818	148,818	148,818
Total			8,044,248	13,336,817	21,381,065	22,503,126

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025
		Level	Carrying value		Carrying value	Fair value
December 31, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a		‐	405,840	405,840	405,840
Securities and funds in local currency	4.a		‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a		‐	379,601	379,601	379,601
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b		‐	2,854,126	2,854,126	2,854,126
Derivative financial instruments
Financial	26.f	Level 2	825,783	‐	825,783	825,783
Operational	26.f	Level 2	8,203	‐	8,203	8,203
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a		‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a		‐	1,404,883	1,404,883	1,404,883
Related parties	8		‐	416	416	416
Other receivables and other assets			‐	386,853	386,853	386,853
Total			3,510,660	10,630,875	14,141,535	14,141,535

Financial liabilities:
Financing and debentures	15.a	Level 2	5,553,796	8,306,714	13,860,510	13,600,251
Derivative financial instruments
Financial	26.f	Level 2	419,842	‐	419,842	419,842
Operational	26.f	Level 2	21,758	‐	21,758	21,758
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a		-	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b		‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers			‐	180,225	180,225	180,225
Contingent consideration	28.a	Level 3	42,186	52,988	95,174	95,174
Other payables			‐	171,520	171,520	171,520
Total			6,200,103	13,244,336	19,444,439	19,184,180

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The fair value of financial instruments measured at Level 2 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; (ii) supply risk margin; and (iii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	06/30/2025	12/31/2024	Index	06/30/2025	12/31/2024
Assets
Cash, cash equivalents, and financial investments	4.a	USD	3,610,320	3,428,520	DI	2,261,963	3,558,131
Trade receivables, net of allowance for expected credit losses	5.a	USD	195,168	27,393		‐	‐
Inventories	6	BRL/ USD	‐	93,821	DI	‐	‐
Other assets in foreign currency		USD	45,470	21,028		‐	‐
			3,850,958	3,570,762		2,261,963	3,558,131
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(7,648,185)	(6,681,657)	DI	(4,480,119)	(3,515,010)
Loans – FINEP	15.a		‐	‐	TJLP	(33,893)	(679)
Payables arising from imports	16.a	USD	(929,084)	(936,140)		‐	‐
Other liabilities in foreign currency		USD	(128,726)	(41,298)		‐	‐
			(8,705,995)	(7,659,095)		(4,514,012)	(3,515,689)
Derivative instruments	26.f	USD / EUR / JPY	4,099,080	3,470,855	DI	(8,380,486)	(6,380,131)
			(755,957)	(617,478)		(10,632,535)	(6,337,689)
Net liability position - equity			(435,533)	‐		‐	‐
Net liability position - profit or loss			(320,424)	(617,478)		(10,632,535)	(6,337,689)

(1)	Gross transaction costs of R$ 6,675 (R$ 7,807 as of December 31, 2024) and discount on notes in the foreign market of R$ 3,815 (R$ 5,246 as of December 31, 2024).

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)

Effect on profit or loss	(11,603)	(22,271)
Effect on equity	(15,425)	-
Total	(27,028)	(22,271)

(i)	The average U.S. dollar rate of R$ 5.6504 was used for the sensitivity analysis, based on future market curves as of June 30, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 5.4571. The table above shows the effects of the exchange rate changes on the net liability position of R$ 755,957 (or US$ 138,527 using the closing rate) in foreign currency as of June 30, 2025.
(ii)	For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.90% and the sensitivity rate was 14.69% according to reference rates made available by B3.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	06/30/2025	12/31/2024	06/30/2025	12/31/2024
Commodity forward	27,890	(7,707)	(22,132)	(12,430)

(1)	The table above shows the positions of derivative financial instruments to hedge commodity price risk as of June 30, 2025 and December 31, 2024, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.f.

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of June 30, 2025, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	06/30/2025	12/31/2024
AAA	6,671,963	7,557,385
AA	478,168	305,686
A	3,846	3,668
Others	43,128	164,945
Total	7,197,105	8,031,684

c.2 Trade receivables

Credit granting is managed in subsidiaries based on policies and criteria specific to each business segment. The process includes credit analysis, the establishment of limits and required guarantees, with approval at predefined approval levels.

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)                cash and financial investments;

(ii)               cash flow generated by its operations; and

(iii)              loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of June 30, 2025, the Company and its subsidiaries had R$ 3,985,522 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities and leases payable as of June 30, 2025 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	4,900,956	8,805,162	4,807,832	4,000,411	22,514,361
Derivative instruments (3)	593,318	574,699	164,089	30,139	1,362,245
Trade payables	2,855,419	‐	‐	‐	2,855,419
Trade payables - reverse factoring	257,822	‐	‐	‐	257,822
Leases payable	499,571	578,195	379,390	1,216,294	2,673,450
Financial liabilities of customers	93,631	69,967	‐	‐	163,598
Other payables	147,594	7,851	‐	‐	155,445
	9,348,311	10,035,874	5,351,311	5,246,844	29,982,340

(1) The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 ad BACEN as of June 30, 2025.

(2)  Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of June 30, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4), and the “financial” derivative financial instruments, assets and liabilities, according to Note 26 Classes and categories of financial instruments and their fair values, and equity.

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period/year is as follows:

	Consolidated
	06/30/2025	12/31/2024
Gross debt and lease payable (a)	18,937,993	15,345,662
Cash, cash equivalents, and short-term investments (b)	6,405,519	7,197,699
Financial instruments (c)	295,299	405,941
Net debt = (a) - (b) - (c)	12,237,175	7,742,022
Equity	18,395,769	15,823,444
Net debt-to-equity ratio	66.52%	48.93%

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 06/30/2025		Gains (losses) as of 06/30/2025
	Assets	Liabilities		06/30/2025	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 5.1%	105.0% DI	Apr/26	USD 243,565	4,043	(76,580)	(172,444)	14,832
Foreign exchange swap (1)	14.6%	106.6% DI	Oct/27	USD 89,437	3,511	‐	3,511	(12,393)
Foreign exchange swap (1)	EUR + 3.0%	104.0% DI	Feb-27	EUR 77,535	‐	(2,768)	(33,776)	(2,349)
Foreign exchange swap (1)	JPY + 1.5%	109.4% DI	-	-	‐	-	(30,066)	-
Foreign exchange swap (1)	SOFR + 0.9%	103.3% DI	Feb/26	USD 104,535	-	(43,285)	(52,011)	2,673
Interest rate swap (1)	IPCA + 5.2%	103.0% DI	Jun/32	BRL 3,040,000	342,109	(1,798)	81,704	(72,429)
Interest rate swap (1)	IPCA + 2.9%	69.5% DI	Nov/41	BRL 252,441	‐	(6,627)	(4,055)	20,965
Interest rate swap (1)	11.2%	104.3% DI	Jul/27	USD 525,791		(28,114)	19,655	(24,986)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/25	USD 53,600	45,907	(17,468)	17,533	‐
NDF (1)	BRL	USD	Dec/25	USD 16,532	6,590	(4,087)	9,655	‐
				Total - designated	402,160	(180,727)	(160,294)	(73,687)
Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	361,101	‐	(174,268)	‐
Foreign exchange swap	USD + 4.9%	CDI + 1.6%	Oct/31	USD 50,000	‐	(12,835)	(63,889)	‐
NDF	USD	BRL	Sept/25	USD 14,459	19,654	(6,808)	(20,034)	‐
Commodity forward	BRL	Heating Oil/ RBOB	Nov/25	USD 25,787	8,671	(9,220)	4,731	‐
Interest rate swap	USD + 5.2%	CDI -1.4%	Jun/29	USD 300,000	‐	(242,409)	21,204	‐
				Total - not designated	389,426	(271,272)	(232,256)	‐
				Total	791,586	(451,999)	(392,550)	(73,687)

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 06/30/2024		Gains (losses) as of 06/30/2024
	Assets	Liabilities		06/30/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 0.0%	53.6% DI	-	-	‐	‐	5,581	‐
Foreign exchange swap (1)	USD + 5.4%	109.9% DI	Sept/25	USD 206,067	38,756	‐	120,065	1,931
Foreign exchange swap (1)	EUR + 5.2%	109.4% DI	Mar/25	EUR 120,147	30,058	‐	38,259	3,266
Foreign exchange swap (1)	JPY + 1.6%	109.0% DI	Mar/25	JPY 24,098,829	2,284	(85,110)	(24,728)	(6,546)
Interest rate swap (1)	IPCA + 5.1%	104.0% DI	Jun/32	BRL 2,873,693	418,857	‐	(131,339)	41,421
Interest rate swap (1)	10.48%	103.6% DI	Jul/27	BRL 615,791	‐	(18,250)	(30,864)	(11,412)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Dec/24	USD 184,089	20,042	(6,461)	(26,465)	‐
NDF (1)	BRL	USD	Dec/24	USD 95,671	2,591	(12,489)	(29,462)	‐
				Total - designated	512,588	(122,310)	(78,953)	28,660
Derivatives not designated as hedge accounting
Foreign exchange swap	USD + 0.0%	52.5% CDI	Jun/29	USD 300,000	330,318	‐	136,792	‐
NDF	USD	BRL	Sept/24	USD 104,952	12,849	(7,111)	41,968	‐
Commodity forward	BRL	Heating Oil/ RBOB	Feb/25	USD 346,287	33,137	(32,805)	(1,580)	‐
Interest rate swap	USD + 5.2%	CDI - 1.4%	Jun/29	USD 300,000	‐	(236,315)	(71,678)	‐
				Total - not designated	376,304	(276,231)	105,502	‐
				Total	888,892	(398,541)	26,549	28,660

(1)	Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).
(2)	Currency as indicated.

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. As of June 30, 2025, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

The subsidiary Hidrovias Cabotagem adopts cash flow hedge to protect part of its future revenues in dollars, linked to a long-term contract, using the principal of the debt in foreign currency contracted from BNDES as a hedging instrument.

Exchange rate variations are recognized on a monthly basis in other comprehensive income and reclassified to statement on income as the hedged revenues are recognized.

The effectiveness of the hedge is monitored according to the offsetting variations between the instrument and the hedged item.

From 2025 onwards, subsidiary Hidrovias began to present the effects of Cabotagem as Discontinued Operation, see Note 28.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	540,384	+10%	623,683
			-10%	444,149

Financial liabilities		282,853	+10%	398,213
			-10%	189,806

(a) This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

27. Acquisition of Interest and Control

a. Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000 plus working capital adjustments. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance.

In the second quarter of 2025, the acquisition of 3 of the 49 service stations was completed. The total amount paid for these stations was R$ 6,211, of which R$ 3,628 had already been paid previously as an advance.

b. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultra Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultra Logística Ltda.

On May 7, 2024, subsidiary Ultra Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share. Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultra Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

Subsequently, throughout the first quarter of 2025, subsidiary Ultra Logística acquired additional shares of Hidrovias through trading on the Stock Exchange (“B3”) in the amount of R$ 7,373.  With these acquisitions, Ultra Logística's interest in Hidrovias reached 42.26% of the share capital.

In the second quarter of 2025, Ultra Logística acquired a total of 180,923,231 shares of Hidrovias for R$ 345,892. Of this amount, 42,877,800 refer to common shares (HBSA3), in the amount of R$ 122,263, and 138,045,431 correspond to subscription rights (HBSA1 and HBSA9), in the amount of R$ 223,629, all linked to the capital increase of Hidrovias.

The acquisition of control occurred in May 2025, with the approval of the capital increase in Hidrovias. On that occasion, the share capital of Hidrovias was increased by R$ 1,200,000 with the issuance of 600,000,000 shares, rising from R$ 1,359,469 (760,382,643 shares) to R$ 2,559,469 (1,360,382,643 shares). Therefore, with the conversion of subscription rights (HBSA1 and HBSA9) into common shares (HBSA3), Ultra Logística now holds 682,252,831 common shares, representing 50.15% of the total share capital of Hidrovias, thus consolidating the acquisition of corporate control.

The Company, based on applicable accounting standards and with the support of a company specialized in valuations, carried out, in the same month the control was acquired, the provisional allocation of the purchase price (“Purchase Price Allocation” – PPA), with the identification of assets acquireds and assumed liabilities measured at fair value and the recognition of the accounting goodwill. Additionally, the Company does not expect to the tax amortization of revaluation of assets and liabilities remeasured at fair value. Therefore, the deferred income tax liability is recognized on the provisional capital gains and losses recorded. The allocation was considered provisional in function of the ongoing necessary analysis. The Company predicts to conclude the process and realize the final alocation until the closing of the financial year of 2025.

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The table below summarizes the consolidated balances of assets acquired and liabilities assumed at the acquisition date recognized at fair value, reflecting the purchase price allocations and provisional goodwill determination:

Assets
Cash and cash equivalents	1,155,510
Bonds and other securities	1,171
Trade receivables	119,082
Inventories	168,889
Recoverable taxes	198,360
Prepaid expenses	65,607
Related parties	5,825
Other receivables	137,093
Assets of subsidiaries held for sale	736,540
Escrow deposits	67,375
Deferred tax assets	74,730
Other investments	121,710
Property, plant and equipment, net	4,275,648
Intangible assets, net	1,292,934
Right-of-use asset, net	331,202
Derivative instruments	6,270
Liabilities
Loans and financing	3,542,285
Trade payables	104,490
Salaries and related charges	46,246
Taxes payable, income and social contribution taxes payable	126,869
Deferred tax liabilities	590,220
Legal claims	36,962
Advances from customers	7,365
Leases payable	286,778
Other payables	119,491
Liabilities of subsidiaries held for sale	500,708
Derivative instruments	52,643

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Goodwill based on expected future profitability	332,374
Non-controlling interests(1)	1,666,929
Assets and liabilities consolidated in the opening balance	2,009,334
Assets acquired	4,392,110
Liabilities assumed	(2,715,149)
Goodwill based on expected future profitability	332,374
Final investment in 50.15% interest	2,009,334
Reversal of the non-cash effect of the acquisition
Gain on acquisition of control of associate	(113,655)
Share of profit (loss) of subsidiaries, joint ventures and associates before acquisition of control	148,518
Acquisition value - cash	2,044,197
Cash and cash equivalents acquired	(1,155,510)
Net cash from transaction	888,687

(1)	The non-controlling interest is determined based on the net value of assets and liabilities on the acquisition date, considering the proportion of 49.85%.

The gain in the acquisition of control of an associate results from the change in its corporate classification, from associate to subsidiary, after a series of acquisitions in stages with the objective of acquiring control. Until then, the investment was accounted for under the equity method, in accordance with CPC 18 (R2) / IAS 28. With the acquisition of control, assets, liabilities, revenues and expenses are fully consolidated, in accordance with CPC 36 (R3) / IFRS 10. In line with the provisions of CPC 15 (R1) / IFRS 3, the previously held interest was measured at fair value on the acquisition date, and the effects of this revaluation were recognized in the investment goodwill, as required by the accounting standard. In view of the various stages of acquisitions of Hidrovias, two revaluation effects were recognized on the investment goodwill, as shown in the table below:

Revaluation of investment
Revaluation of investment (from financial asset to associate) - IFRS 9 / IAS 28 (1)	66,267
Revaluation of investment (from associate to subsidiary) - IAS 28 / IFRS 3 (2)	47,388
Gain on acquisition of control of associate	113,655
Write-off of accumulated effects in equity before control - IAS 28 / IFRS 3 (2)	43,717
Total	157,372

(1)	Transition from financial asset to investment in associate, recognized in May 2024 in financial results.
(2)	Transition from investment in associate to investment in subsidiary, recognized in May 2025 under the equity method. Additionally, as provided for in the applicable accounting standard, the accumulated balances in other comprehensive income, recorded since the significant influence was obtained, were fully reversed to profit or loss for the period. The total impact of the transition was R$ 91,105.

After acquiring control of Hidrovias, the Company, through its subsidiary, acquired additional interests. Such acquisitions do not fall within the scope of business combinations for the purposes of price and goodwill allocation. Therefore, the difference between the price paid and the equity value of the shares acquired was recorded in equity, under shareholder transactions. Through these additional acquisitions, the interest in Hidrovias on June 30, 2025 was 52.05%.

From the date of acquisition until June 30, 2025, Hidrovias contributed to the Company with net revenue of R$ 458,060 and net income of R$ 54,520. If the acquisition had taken place on January 1, 2025, the Company would have consolidated net revenue of R$ 68,063,189 and net income of R$ 1,541,942.

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

c. WTZ Participações S.A.

On September 1, 2024, through subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting share capital of WTZ Participações S.A. (“Witzler”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Witzler was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution in the amount of R$ 49,490, totaled R$ 104,490. During the period, amounts relating to contingent consideration were paid, totaling R$ 45,106. The remaining transaction amount of R$ 278 was recorded under “Other payables”. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 52,038. The purchase price allocation (“PPA”) will be completed in 2025.

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	306
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	11
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	2,641

Goodwill based on expected future profitability	52,038
Non-controlling interests	67,498
Assets and liabilities consolidated in the opening balance	124,288

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Assets acquired	130,867
Liabilities assumed	58,617
Goodwill based on expected future profitability	52,038
Acquisition value	124,288

Comprised by:
Cash	55,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration settled	45,106
Contingent consideration to be settled	278
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	55,000
Contingent consideration settled	45,106
Cash and cash equivalents acquired	(5,399)
Acquisition value	94,707

28. Discontinued operation

a. Cabotagem purchase and sale agreement

On February 27, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem (“Cabotagem”) to Companhia de Navegação Norsul (“Norsul”). The cabotage operation was acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, expiring in 2034.

The total sale amount (enterprise value) is R$ 715 million, which 195 million refers to the amount of equity (equity value) and R$ 521 million of debt amount, as of December 31, 2024. The full amount will be paid on the closing date of the transaction, and will be subject to usual price adjustments for this type of transaction, including working capital adjustments.

The transaction was approved by CADE without restrictions on April 16, 2025. The transaction will be closed after the completion of other usual conditions precedent for this type of operation.

On June 30, 2025, Hidrovias performed the impairment test on the assets and identified a difference between the transaction value and the carrying amount of the assets. Therefore, it recognized in the statement of income for the period the amount net of income tax of R$ 52,502 related to the impairment, even in the absence of evidence of operational deterioration of the assets.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

The impairment of the assets was attributed entirely to the goodwill and the remanescent was attributed to other Hidrovias assets.

Allocation of impairment	79,549
Deferred income and social contribution taxes	(27,047)
Net impairment(1)	52,502

(1)	Considering the acquisition of control of Hidrovias in May 2025, according to Note 27.b, the net impairment for the period recorded in the Company is R$ 28,838.

b. The main classes of assets and liabilities classified as held for sale as of June 30, 2025 are shown below:

ASSETS	Cabotagem June/2025	Eliminations	Impact of impairment	Cessation of depreciation	Balance as of 06/30/2025
Cash and cash equivalents	11,520	-	-	-	11,520
Financial investments	855	-	-	-	855
Trade receivables	45,277	-	-	-	45,277
Inventories	16,754	-	-	-	16,754
Recoverable taxes	872	-	-	-	872
Recoverable income and social contribution taxes	26,198	-	-	-	26,198
Credits with related parties	61	(61)	-	-	-
Other assets	28,946	-	-	-	28,946

Total current assets	130,483	(61)	-	-	130,422

Financial investments	19,002	-	-		19,002
Credits with related parties	140	(140)	-	-	-
Escrow deposits	21,116	-	-	-	21,116
Deferred income tax and social contribution	60,768	-	27,047	(7,834)	79,981
Other assets	5,552	-	-	-	5,552
Property, plant and equipment	342,026	-	-	18,459	360,485
Intangible assets	158,253	-	(79,549)	4,582	83,286
Total non-current assets	606,857	(140)	(52,502)	15,207	569,422

Total assets	737,340	(201)	(52,502)	15,207	699,844

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

LIABILITIES AND EQUITY	Cabotagem June/2025	Eliminations	Impact of impairment	Cessation of depreciation	Balance as of 06/30/2025
Trade payables	20,308	-	-	-	20,308
Loans, financing and debentures	63,903	-	-	-	63,903
Social and labor obligations	3,310	-	-	-	3,310
Taxes payable	13,948	-	-	-	13,948
Income and social contribution taxes	5,259	-	-	-	5,259
Payables from related parties	1,081	(1,081)	-	-	-
Legal claims	62	-	-	-	62
Total current liabilities	107,871	(1,081)	-	-	106,790

Loans, financing and debentures	365,453	-	-	-	365,453
Total non-current liabilities	365,453	-	-	-	365,453

Share capital	234,557	(234,557)	-	-	-
Retained earnings (loss)	136,013	(98,718)	(52,502)	15,207	-
Accumulated other comprehensive income	(106,554)	106,554	-	-	-
Total equity	264,016	(226,721)	(52,502)	15,207	-

Total liabilities and equity	737,340	(227,802)	(52,502)	15,207	472,243

c. The results for the period and cash flows from discontinued operation as of June 30, 2025 are shown below:

Balance as of 06/30/2025 (1)
Net revenue from sales and services	32,905
Cost of services sold	(25,538)

Gross profit	7,367

Operating income (expenses)
General and administrative	(1,451)
Other operating income (expenses)	3,185
Impairment losses	(43,694)
Operating income (loss) before financial result and taxes	(34,593)

Financial income	3,249
Financial expenses	(2,683)
Financial result, net	566

Operating income (loss) before income and social contribution taxes	(34,027)

Income and social contribution taxes
Current	2,751
Deferred	9,886
Profit (loss) for the period	(21,390)

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the interim financial information
For the periods ended June 30, 2025

Balance as of 06/30/2025(1)
Net cash provided by operating activities	20,631
Net cash used in investing activities	(7,591)
Net cash used in financing activities	(12,833)
Increase in cash and cash equivalents	207

(1)	Considers the balances since the acquisition of control in May 2025 according to Note 27.b.

For the parent company, in the statement of income for the period ended June 30, 2025, the share of profit (loss) of  Cabotage, net of transactions with related parties, were reclassified as Discontinued Operation in the amount of R$ 11,133.

d. Covenants

As a result of its loans from BNDES, HB Cabotagem has the following financial covenants calculated from the Financial Statements of the subsidiary: (i) maintain the capitalization ratio greater than or equal to 25%. The capitalization ratio is obtained from adjusted equity to total assets. Adjusted equity is the equity excluding foreign exchange losses and gains; and (ii) maintain the debt service coverage ratio (“DSCR”) equal to or greater than 1.3x. The DSCR is calculated based on ratio of EBITDA and variation in working capital (excluding cash and debt) to debt service and is measured annually.

The covenants of subsidiary HB Cabotagem are determined at the end of the year and on December 31, 2024 were fully achieved.

29. Events after the reporting period

a. Conclusion of share buyback program

On July 29, 2025, the Company concluded its share buyback program. During the period of the buyback, 25,000,000 common shares were acquired, corresponding to 100% of the previously announced buyback program.

b. Distribution of dividends

On August 13, 2025, the Board of Directors, in a meeting held on this date, approved the distribution of dividends in the amount of R$ 326,005, equivalent to R$ 0.30 per common share, to be paid from August 29, 2025, onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be August 21, 2025, in Brazil, and August 25, 2025, in the United States. Therefore, the shares will be traded “ex-dividend” from August 22, 2025, onwards on the São Paulo Stock Exchange (B3), and from August 25, 2025, onwards on the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 342,691 common shares, as approved by the Board of Directors on this date.

75

2Q25 Earnings Release

São Paulo, August 13, 2025 – Ultrapar Participações S.A. (B3: UGPA3 / NYSE: UGP, “Company” or “Ultrapar”), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3), today announces its results for the second quarter of 2025.

Net revenue	Adjusted EBITDA[1]	Recurring Adjusted EBITDA¹
R$ 34.1 billion	R$ 2.1 billion	R$ 1.5 billion

Net income	Cash generation from operations[2]	Investments
R$ 1.2 billion	R$ 1.8 billion	R$ 544 million

The table above considers the sum of the balances of continuing and discontinued operations.
¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 2.
² Cash generation from operations excluding the effect of the variations in trade payables – draft discount.

Highlights

  Continuity of good operating results of Ultrapar.

          Strong operating cash generation of R$ 1.8 billion, of which R$ 0.9 billion was used to reduce draft discount, due to the IOF tax burden.

          Hidrovias’ record results, highlighting the favorable navigability and tariffs adjustments.

  Advances in Hidrovias’ strategic agenda:

          Ultrapar became the controlling shareholder following the completion of the capital increase.

      Net debt reduction driven by improved results and capital increase, with capital cost optimization following the partial buyback of the 2031 bond and the issuance of debentures.

  Extraordinary tax credits of R$ 0.7 billion at Ipiranga, related to the remaining portion of historical ICMS in the PIS/COFINS calculation base.
  Continuity of irregularities in the fuel sector, with increased irregular imports of naphtha sold as gasoline, and non-compliance with the biodiesel blending mandate in diesel. There were advances in combating such irregularities, such as the implementation of a single-phase taxation of hydrated ethanol for PIS/COFINS in May, and the introduction of tax solidarity for resellers and distributors regarding unpaid ICMS in São Paulo, starting in August. Stricter RenovaBio non-compliance laws, although in effect, had limited impact due to court injunctions preventing the disclosure of sanctioned companies’ names.
  Conclusion of the Paulínia (Opla) railway branch during the quarter and gradual ramp-up of operations in Palmeirante starting in July 2025.
  R$ 1 billion fundraising at Ipiranga, with an average cost equivalent to 106% CDI, below the current cost of debt.
  Completion of the shares buyback program of 25 million shares at an average price of R$16.64.
  Distribution of R$ 326 million in interim dividends, equivalent to R$ 0.30 per share.
76

2Q25

Considerations on the financial and operational information

The financial information presented on this document were extracted from the individual and consolidated interim financial information ("Quarterly Information") for period from April 1 to June 30, 2025, and prepared in accordance with the pronouncement CPC 21 (R1) - Interim Financial Reporting and the International Accounting Standard IAS 34 issued by the International Accounting Standards Board ("IASB"), and presented in accordance with the applicable rules for Quarterly Information, issued by the Brazilian Securities and Exchange Commission (“CVM”).

Information on Ipiranga, Ultragaz, Ultracargo and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that precede them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and Recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM on June 23, 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers – exclusive rights, amortization the fair value adjustments of associates, and the effect of mark-to-market of energy future contracts. Regarding Recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. The calculation of EBITDA from net income is detailed in the table below.

In May 2025, the Company became the controlling shareholder of Hidrovias, as per the Material Fact disclosed to the market, consolidating its results as of that date. The effect of Hidrovias’ results on Ultrapar’s EBITDA in the second quarter considers 3 months of Hidrovias’ results to eliminate the lag that was impacting the share of results of Ultrapar, as well as 2 months of Hidrovias’ EBITDA for May and June. It is worth noting that Hidrovias announced in February 2025 the sale of the Coastal Navigation operation and the balances are presented as a discontinued operation in the financial statements. In this report we present the financial information related to Ultrapar on a consolidated basis, considering the sum of continuing and discontinued operations, unless otherwise indicated.

R$ million
ULTRAPAR	Quarter			Year-to-date
	2Q25	2Q24	2Q25	1H24	1H25
Net Income	1,151	491	363	1,514	947
(+) Income and social contribution taxes	341	193	248	589	402
(+) Net financial (income) expenses	31	206	180	211	489
(+) Depreciation and amortization¹	388	322	300	688	600
EBITDA	1,910	1,212	1,091	3,002	2,437
Accounting adjustment
(+) Amortization of contractual assets with customers – exclusive rights	113	122	105	218	255
(+) Amortization of fair value adjustments on associates’ acquisition	0	2	0	1	2
(+) MTM of energy futures contracts	42	-	(9)	33	-
(+/-) Hedge accounting	4	-	-	4	-
Adjusted EBITDA	2,070	1,336	1,188	3,258	2,693
Ipiranga	1,199	817	832	2,031	1,636
Ultragaz	442	414	393	835	815
Ultracargo	141	165	166	307	330
Hidrovias	323	-	(139)	185	-
Holding and other companies
Holding	(56)	(53)	(54)	(110)	(93)
Other companies	(12)	(8)	(10)	(21)	(11)
Extraordinary expenses/provisions from divestments	32	-	-	32	16
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(34)	(36)	(5)	(39)	(73)
(-) Credits and provisions (Ipiranga)	(487)	-	-	(487)	-
(-) Earn-out Stella (Ultragaz)	-	(17)	-	-	(17)
(-) Extraordinary expenses/provisions from divestments	(32)	-	-	(32)	(16)
(-) Assets write-off and Coastal Navigation impairment (Hidrovias)	(48)	-	-	(48)	-
Recurring adjusted EBITDA	1,468	1,282	1,183	2,651	2,588
Ipiranga	678	781	826	1,504	1,563
Ultragaz	442	397	393	835	797
Ultracargo	141	165	166	307	330
Hidrovias	276	-	(139)	137	-
Holding and other companies
Holding	(56)	(53)	(54)	(110)	(93)
Other companies	(12)	(8)	(10)	(21)	(11)

1 Does not include amortization of contractual assets with customers – exclusive rights

77

2Q25

R$ million
ULTRAPAR	Quarter					Year-to-date
	2Q25	2Q24	1Q25	2Q25 x 2Q24	2Q25 x 1Q25	1H25	1H24	1H25 x 1H24
Net revenues	34,088	32,344	33,329	5%	2%	67,417	62,740	7%
Adjusted EBITDA	2,070	1,336	1,188	55%	74%	3,258	2,693	21%
Recurring Adjusted EBITDA¹	1,468	1,282	1,183	15%	24%	2,651	2,588	2%
Depreciation and amortization[2]	(501)	(446)	(406)	12%	23%	(907)	(856)	6%
Financial result	(31)	(206)	(180)	-85%	-83%	(211)	(489)	-57%
Net income	1,151	491	363	134%	217%	1,514	947	60%
Investments	544	479	416	14%	31%	959	918	7%
Cash flow from operating activities	939	1,298	3	-28%	n/a	942	725	30%

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 34,088 million (+5% vs 2Q24), mainly driven by higher revenues from Ipiranga and Ultragaz. Compared to 1Q25, net revenue increased by 2%, due to higher revenues from Ultragaz in the period.

Recurring Adjusted EBITDA – Total of R$ 1,468 million (+15% vs 2Q24 and +24% vs 1Q25), mainly by the consolidation of Hidrovias’ record result and Ultragaz’s better result, partially offset by Ipiranga’s lower EBITDA.

Results from the Holding and other companies – Negative result of R$ 36 million, driven by (i) R$ 56 million from the Holding expenses,  (ii) a negative result of R$ 12 million from other companies, mainly due to the performance of Refinaria Riograndense, and (iii) positive net result of R$ 32 million, driven by extraordinary reversals of provisions at Oxiteno and Extrafarma.

Depreciation and amortization – Total of R$ 501 million (+12% vs 2Q24 and +23% vs 1Q25), impacted by the consolidation of Hidrovias in the result.

Financial result – Negative result of R$ 31 million in 2Q25 (improvement of R$ 175 million vs 2Q24 and R$ 149 million vs 1Q25), reflecting the effect of the monetary adjustment of extraordinary tax credits of R$ 344 million, in addition to the R$ 70 million gain from Hidrovias bond repurchase below the face value, partially offset by the effect of the consolidation of Hidrovias and the increase in CDI in the period.

Net income – Total of R$ 1,151 million (+134% vs 2Q24 and +217% vs 1Q25), mainly due to the stronger operating performance and the extraordinary tax credit recognition of R$ 677 million.

Cash flow from operating activities – Generation of R$ 1,848 million, of which R$ 909 million was allocated to reduce draft discount, compared to R$ 1,070 million in 2Q24 (R$ 1,298 million including draft discount), mainly due to reduction in working capital, considering the reduction in diesel and gasoline prices, and the consolidation of Hidrovias.

78

2Q25

R$ million
IPIRANGA	Quarter				Year-to-date
	2Q25	2Q24	1Q25	2Q25 x 2Q24	2Q25 x 1Q25	1H25	1S24	1H25 x 1H24
Total volume (‘000 m³)	5,733	5,850	5,578	-2%	3%	11,310	11,433	-1%
Diesel	2,925	3,016	2,775	-3%	5%	5,700	5,766	-1%
Otto cycle	2,700	2,727	2,699	-1%	0%	5,399	5,472	-1%
Others¹	107	107	104	1%	4%	211	195	8%
Adjusted EBITDA (R$ million)	1,199	817	832	47%	44%	2,031	1,636	24%
Adjusted EBITDA margin (R$/m³)	209	140	149	50%	40%	180	143	25%
Non-recurring²	(521)	(36)	(5)	n/a	n/a	(527)	(73)	n/a
Recurring Adjusted EBITDA (R$ million)	678	781	826	-13%	-18%	1,504	1,563	-4%
Recurring Adjusted EBITDA margin (R$/m³)	118	133	148	-11%	-20%	133	137	-3%
Recurring Adjusted LTM EBITDA (R$ million)	3,284	4,148	3,387	-21%	-3%	3,284	4,148	-21%
Recurring Adjusted LTM EBITDA margin (R$/m³)	140	177	144	-21%	-3%	140	177	-21%
¹ Fuel oils, arla 32, kerosene, lubricants and greases ² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – Ipiranga’s volume decreased by 2% compared to 2Q24, reflecting a 3% decrease in diesel and 1% reduction in the Otto cycle. Diesel volume was impacted by: (i) irregularities in biodiesel blending, (ii) international prices under Petrobras prices until mid-June, and (iii) oversupplied market. Otto cycle volume, in turn, was mainly affected by irregular imports of naphtha sold as gasoline. Compared to 1Q25, volume was 3% higher, resulting from the typical seasonality between the periods.

Net revenue – Total of R$ 30,296 million (+3% vs 2Q24), reflecting the capturing opportunities in derivatives trading operations and higher gasoline costs over the period. Compared to 1Q25, net revenue remained stable, due to higher sales volume offset by lower fuel prices.

Cost of goods sold – Total of R$ 29,048 million (+4% vs 2Q24), in line with the effect observed in net revenue for the period and inventory loss due to the reduction in fuel prices. Compared to 1Q25, there was an increase of 1%, due to higher sales volume, partially offset by lower fuel costs and inventory loss compared to inventory gain in the previous quarter.

Selling, general and administrative expenses – Total of R$ 773 million (-7% vs 2Q24), due to lower personnel expenses, mainly due to reduced headcount, in addition to one-off expenses in 2Q24 with move of office. Compared to 1Q25, there was an increase of 1%.

Result from disposal of assets – Total of R$ 34 million in 2Q25, a decrease of R$ 3 million compared to 2Q24, mainly due to lower sale of real estate assets. Compared to 1Q25, the result from disposal of assets increased by R$ 28 million, mainly due to higher sales of real estate assets.

Other operating results – Total of R$ 396 million (improvement of R$ 505 million vs 2Q24 and of R$ 500 million compared to 1Q25), mainly due to the recognition of extraordinary tax credits and lower expenses with decarbonization credits, given the lower price level.

Recurring Adjusted EBITDA – Total of R$ 678 million (-13% vs 2Q24), impacted by: (i) irregularities in the fuel sector, previously mentioned, (ii) international prices under Petrobras prices until the first half of June and consequent product oversupply, and (iii) inventory loss in 2Q25 due to fuel price adjustments, (iv) partially offset by lower expenses. Compared to 1Q25, there was an 18% decrease, mainly due to fuel price adjustments and inventory loss in 2Q25, compared to inventory gains in 1Q25, partially offset by higher sales volume.

Investments – R$ 218 million was invested in 2Q25, allocated to the expansion and maintenance of its service stations and franchises network and the expansion of the TRR segment, in addition to investments towards enhancing the technology platform, focusing on the replacement of Ipiranga’s ERP system. Of the total invested, R$ 112 million refers to additions to fixed and intangible assets, R$ 133 million to contractual assets with customers (exclusivity rights), and negative R$ 27 million of financing granted to customers, net of receipts.

79

2Q25

R$ million

ULTRAGAZ	Quarter					Year-to-date
	2Q25	2Q24	2Q25	2Q25 x 2Q24	2Q25 x 1Q25	1H25	1S24	1H25 x 1H24
Total volume (‘000 ton)	432	437	406	-1%	6%	839	838	0%
Bottled	276	281	257	-2%	7%	533	534	0%
Bulk	156	156	149	0%	5%	305	305	0%
Adjusted EBITDA[1] (R$ million)	442	414	393	7%	13%	835	815	0%
Adjusted EBITDA margin (R$/ton)	1,023	948	967	8%	6%	996	972	2%
Non-recurring[2]	-	(17)	-	n/a	n/a	-	(17)	n/a
Recurring Adjusted EBITDA[1] (R$ million)	442	397	393	11%	13%	835	797	3%
Recurring Adjusted EBITDA margin (R$/ton)	1,023	909	967	13%	6%	996	951	5%
Recurring Adjusted LTM EBITDA[1] (R$ million)	1,725	1,656	1,679	4%	3%	1,725	1,656	4%
Recurring Adjusted LTM EBITDA margin (R$/ton)	987	964	959	2%	3%	987	964	2%
¹ Includes contribution from the result of new energies ² Non-recurring items described in the EBITDA calculation table – page 2

Operational performance – The volume sold by Ultragaz in 2Q25 decreased by 1% compared to 2Q24, with a 2% decrease in the bottled segment, driven by the competitive dynamics, affected by the pass through of increased costs from Petrobras auctions, while sales of the bulk segment remained stable. Compared to 1Q25, sales volume was 6% higher, reflecting the typical seasonality between the periods

Net revenues – Total of R$ 3,127 million (+16% vs. 2Q24), mainly due to the pass-through of increased costs of LPG acquired from Petrobras auctions. Compared to 1Q25, net revenues increased by 9%, mainly due to higher sales volume.

Cost of goods sold – Total of R$ 2,548 million (+18% vs. 2Q24), due to the rising cost of LPG acquired from auctions and the addition of costs related to the new energies segment. Compared to 1Q25, the unit cost of goods increased by 9%, due to the higher sales volume and higher freight costs.

Selling, general and administrative expenses – Total of R$ 263 million (+15% vs. 2Q24), due to higher expenses with personnel (collective bargaining agreement) and non-recurring marketing expenses. Compared to 1Q25, selling, general and administrative expenses increased by 6%, mainly due to higher expenses with consultancy for efficiency gains in the bulk segment and marketing.

Result from disposal of assets – Negative R$ 17 million, due to a one-off asset write-off.

Other operating results – Total of R$ 1 million, representing a deterioration compared to previous periods (R$ 19 million vs. 2Q24 and R$ 14 million vs. 1Q25), mainly due to the reversal of the earn-out from the acquisition of Stella in prior quarters.

Recurring Adjusted EBITDA – Total of R$ 442 million (+11% vs. 2Q24), reflecting a better sales mix and greater efficiency in the bulk segment and higher performance in the new energies segment, partially offset by the lower result of the bottled segment and higher expenses. Compared to 1Q25, Recurring Adjusted EBITDA increased by 13%, mainly due to higher sales volume, partially offset by higher expenses.

Investments – R$ 95 million was invested this quarter, mainly directed towards the acquisition and replacement of bottles, installations for new customers in the bulk segment, and new energies, especially in biomethane segment.

80

2Q25

R$ million
ULTRACARGO	Quarter					Year-to-date
	2Q25	2Q24	1Q25	2Q25 x 2Q24	2Q25 x 1Q25	1H25	1S24	1H25 x 1H24
Installed capacity¹ (‘000 m³)	1,067	1,067	1,067	0%	0%	1,067	1,067	0%
m³ sold (‘000 m³)	3,703	4,307	4,024	-14%	-8%	7,728	8,503	-9%
Adjusted EBITDA (R$ million)	141	165	166	-15%	-15%	307	330	-7%
Adjusted EBITDA margin (%)	57%	63%	61%	-5.6 p.p.	-4.3 p.p.	59%	63%	-3.4 p.p.
Adjusted EBITDA margin (R$/ m³ capacity)	44	52	52	-15%	-15%	48	52	-7%
Adjusted LTM EBITDA (R$ million)	644	658	669	-2%	-4%	644	658	-2%
Adjusted LTM EBITDA margin (%)	60%	63%	62%	-2.3 p.p.	-1.3 p.p.	60%	63%	-2.3 p.p.
¹ Monthly average

Operational performance - The average installed capacity remained stable across the periods. The m³ sold decreased by 14% compared to 2Q24, mainly reflecting lower demand for storage in fuel imports, affected by the industry's process of reducing inventory handled, with lower handling in Santos and Itaqui. Compared to 1Q25, the m³ sold decreased by 8%, with lower handling of chemicals in Aratu and of fuels in Itaqui, Opla and Suape, partially offset by higher fuel handling at Vila do Conde terminal.

Net revenue – Total of R$ 247 million (-6% vs. 2Q24 and 9% vs. 1Q25), reflecting the effects of volume mentioned above.

Cost of services provided – Total of R$ 104 million (+9% vs 2Q24), mainly due to additional costs with the start of the company’s own operation in Opla, pre-operational costs in Palmeirante and maintenance. Compared to 1Q25, there was a decrease of 1% due to lower invoiced volume, partially offset by higher maintenance costs.

Selling, general and administrative expenses - Total of R$ 45 million (+1% vs. 2Q24 and +7% vs. 1Q25), mainly due to higher personnel expense (collective bargaining agreement) and new business acquisitions.

Adjusted EBITDA – Total of R$ 141 million (-15% vs 2Q24 and 1Q25), mainly explained by lower billed m³ and initial costs and expenses related to the expansion in Paulínia (Opla) and the new terminal in Palmeirante.

Investments – R$ 116 million was invested this quarter, primarily allocated to expansion projects at the terminals of Itaqui, Opla railway branch, Santos and Rondonópolis.

81

2Q25

R$ million
HIDROVIAS DO BRASIL	Quarter				Year-to-date
	2Q25	2Q24	1Q25	2Q25 x 2Q24	2Q25 x 1Q25	1H25	1S24	1H25 x 1H24
Total volume (thousand ton)	4,922	4,475	4,161	10%	18%	9,084	8,509	7%
North Corridor	2,204	2,067	1,867	7%	18%	4,071	4,158	-2%
South Corridor	1,416	1,010	1,085	40%	31%	2,501	1,713	46%
Coastal Navigation	872	1,044	769	-17%	13%	1,641	1,933	-15%
Santos	431	353	440	22%	-2%	871	705	23%
Adjusted EBITDA (R$ million)	304	221	221	38%	38%	525	387	36%
Non-recurring¹	44	30	36	46%	22%	80	30	n/a
Adjusted EBITDA margin (%)	44%	40%	40%	4 p.p.	4 p.p	42%	39%	3 p.p
Recurring Adjusted EBITDA (R$ million)	348	250	256	39%	36%	604	417	45%
Recurring Adjusted EBITDA margin (%)	50%	46%	46%	4 p.p.	4 p.p.	49%	42%	7 p.p.

¹ Non-recurring items for 2Q25 are described in the EBITDA calculation table – page 2. Regarding the comparative periods, non-recurring items can be consulted directly in the Earnings Release, on the company’s website. Results Center - Hidrovias IR

The table above presents Hidrovias’ full results since January 2024, as disclosed by the company’s on its Investor Relations website. The figures were maintained as originally published, reflecting the complete quarterly results.

Ultrapar’s consolidated figures include the consolidation of Hidrovias results for May and June 2025, in addition to the share of profit (loss) of subsidiaries, joint ventures and associates of Hidrovias between May 2024 and April 2025.

Operational performance – Total volume increased by 10% in 2Q25 compared to 2Q24, highlighting the better performance in the South Corridor, driven by better navigation conditions (benefiting from improved rainfall patterns) and a better mix given the higher iron ore throughput, in addition to higher volume in the North Corridor. These effects were partially offset by the lower volume at Coastal Navigation. Compared to 1Q25, the volume increased by 18% with strong performance in the South, mainly reflecting better navigability, and in the North Corridor as a result of seasonal factors affecting grain transportation.

Net operating revenue (ex-hedge accounting) – Total of R$ 690 million in 2Q25, an increase of 27% vs. 2Q24 and 24% vs. 1Q25, mainly driven by the higher volume and increased tariffs.

Operating costs – Total of R$ 384 million in 2Q25 (+8% vs. 2Q24 and +13% vs. 1Q25). Excluding depreciation and amortization, operating costs reached R$ 300 million in 2Q25 (+8% vs 2Q24 and +20% vs 1Q25), reflecting one-off higher costs related to the docking of a ship at Coastal Navigation and impacts related with the start of the salt operation in Santos.

Selling, general and administrative expenses – Total of R$63 million in 2Q25 (-29% vs. 2Q24 and stable vs. 1Q25). Excluding depreciation and amortization, expenses reached R$ 55 million in 2Q25 (-21% vs 2Q24 and stable vs 1Q25) due to non-recurring effects in 2Q24 related to the donation of the investment for rail shipment in Santos and additional expenses related to asset transfers in the South Corridor. Compared to 1Q25 remained stable.

Recurring Adjusted EBITDA – Total of R$ 348 million (+39% vs. 2Q24 and +36% vs. 1Q25), reflecting better navigability conditions in the South Corridor, better volumes and tariffs in the North Corridor, partially offset by lower results from Coastal Navigation and Santos operations. The effect of Hidrovias on Ultrapar’s EBITDA in 2Q25 was R$ 276 million, resulting from R$ 234 million of EBITDA for May and June (following the consolidation of control), and R$ 42 million of share of profit of Hidrovias for the final pre-consolidation period.

Investments – R$ 91 million was invested in 2Q25, reflecting the effects of the docking of HB Tucunaré in the Coastal Navigation operation, as well as modular expansion projects in the North Corridor.

For further financial and operational details of Hidrovias, visit the company’s Investor Relations website.

82

2Q25

ULTRAPAR - Indebtedness	Quarter
	2Q25	2Q24	1Q25
Cash and cash equivalents¹	6,437	7,429	5,994
Gross debt¹	(17,618)	(13,703)	(13,556)
Leases payable	(1,749)	(1,426)	(1,482)
Derivative financial instruments¹	295	-	-
Net debt	(12,635)	(7,700)	(9,044)
Net debt/Adjusted LTM EBITDA²	1.9x	1.2x	1.7x
Trade payables – reverse factoring (draft discount)	(258)	(1,531)	(1,167)
Financial liabilities of customers (vendor)	(122)	(244)	(151)
Receivables from divestments (Oxiteno and Extrafarma)	-	220	-
Net debt + draft discount + vendor + receivables	(13,015)	(9,256)	(10,362)
Average gross debt duration (years)	3,6	3,3	3,3
Average cost of gross debt	107% DI	110% DI	110% DI
	DI + 0.9%	DI + 1.0%	DI + 1.3%
Average cash yield (% DI)	99%	99%	100%

¹ In 2Q25, the “Cash and cash equivalents” and “Gross debt” lines no longer present the balance of “Derivative financial instruments”. For further information, please see note 26 of Ultrapar’s financial statements.

² Adjusted LTM EBITDA does not include extraordinary tax credits. With the consolidation of Hidrovias, Adjusted LTM EBITDA for 2Q25 includes the effect of Hidrovias’ Adjusted EBITDA for the last 12 months, excluding the effects of share of profit (loss) of subsidiaries, joint ventures and associates” counted at Ultrapar.

Ultrapar ended 2Q25 with an adjusted net debt of R$ 12,635 million (1.9x Adjusted LTM EBITDA), compared to R$ 9,044 million in March 2025 (1.7x Adjusted LTM EBITDA). The increase in our leverage was mainly due to the R$ 909 million reduction in draft discount, as a result of the IOF tax burden. Excluding this effect, we would maintain the same leverage level due to the strong cash generation during the quarter, despite the consolidation of Hidrovias (impact of +0.2x on leverage) and the additional acquisition of interest stake and consolidation of Hidrovias, together with Ultrapar’s share buybacks, which totaled R$ 494 million.

Cash and maturity profile and breakdown of the gross debt (R$ million):

83

2Q25

Updates on ESG themes

Ultrapar

In June, Ultrapar started a partnership with Fundação Estudar, one of the country’s leading institutions dedicated to developing young leaders. The initiative is part of our strategy to support efforts aimed at improving the quality of education in Brazil and reflects the belief in driving transformation through investments in different ways, from basic to master's level, to generate long-term impact.

Also this quarter, the companies Ipiranga, Ultragaz, Ultracargo and Hidrovias do Brasil maintained the Gold Seal of the Brazilian GHG Protocol Program. The renewal of the seal reinforces the commitment of the group's companies to transparency and the publication of greenhouse gas (GHG) emissions inventories in the country.

Business

Ipiranga maintained its leading position in the energy sector in the general ranking of Merco - Monitor Empresarial de Reputação Corporativa (Corporate Reputation Monitor), for the eighth consecutive year. In 2025, it reached 37th place in the national ranking, an increase of five positions compared to the previous year in the survey that is considered one of the main references for corporate reputation in Brazil.

For Ultragaz, the quarter was marked by several developments and achievements, highlighted by the release of the 2024 Sustainability Report and the recognition with 1st place in the Best of ESG Award, from Exame, in the oil, gas and chemical category. Furthermore, the company joined the SP Carbon Zero Commitment, an initiative of the São Paulo State Government aimed at reducing greenhouse gas emissions, reinforcing its commitment to the issue.

Ultracargo was once again recognized as one of the best companies to work for by Great Place to Work (GPTW), reinforcing its commitment to talent development and people training.

Hidrovias released its 2024 Integrated Report, detailing the main results and actions aimed at sustainability, climate resilience, and strengthening waterway transportation.

84

2Q25

ULTRAPAR – Capital Markets	Quarter
	2Q25	2Q24	1Q25
Final number of shares (‘000 shares)	1,115,507	1,115,404	1,115,507
Market cap¹ (R$ million)	19,566	24,093	19,086
B3
Average daily trading volume (‘000 shares)	5,872	4,297	6,688
Average daily financial volume (R$ thousand)	99,322	106,068	111,021
Average share price (R$/share)	16.91	24.68	16.60
NYSE
Quantity of ADRs² (‘000 ADRs)	67,360	59,223	66,273
Average daily trading volume (‘000 ADRs)	1,962	1,340	1,694
Average daily financial volume (US$ thousand)	5,928	6,490	4,961
Average share (US$/ADRs)	3.02	4.84	2.93
Total
Average daily trading volume (‘000 shares)	7,834	5,637	8,382
Average daily financial volume (R$ thousand)	132,869	139,743	139,841
¹ Calculated on the closing share price for the period ² 1 ADR = 1 commom share

The average daily trading volume of Ultrapar, considering trades on B3 and NYSE, was R$ 133 million/day in 2Q25 (-5% vs 2Q24). Ultrapar’s shares ended 2Q25 priced at R$ 17.54 on B3, an appreciation of 1% in the quarter, while Ibovespa index appreciated by 6%. On the NYSE, Ultrapar’s shares appreciated by 6%, while the Dow Jones index appreciated by 5% in the quarter. Ultrapar ended 2Q25 with a market cap of R$ 19.6 billion.

Evolução UGPA3 x Ibovespa

(Base 100)

2Q25 Conference call

Ultrapar will host a conference call with analysts and investors on August 14, 2025, to comment on the Company’s performance in the second quarter of 2025 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via zoom and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English
Time: 11:00 (BRT) / 10:00 (EDT)

Access link via Zoom

Participants in Brazil and international: Click here

85

2Q25

R$ million

ULTRAPAR - Balance sheet	Jun 25	Jun 25	Jun 25	Jun 24	Mar 25
		Continued	Discontinued
ASSETS
Cash and cash equivalents	2,909	2,897	12	3,831	1,436
Financial investments	1,089	1,088	1	301	1,301
Derivative instruments[1]	157	157	-	-	-
Trade receivables and reseller financing	4,278	4,233	45	4,517	4,065
Trade receivables - sale of subsidiaries	-	-	-	220	-
Inventories	4,055	4,039	17	3,990	4,135
Recoverable taxes	2,336	2,309	27	1,666	2,130
Energy trading futures contracts	226	226	-	-	349
Prepaid expenses	211	211	-	151	202
Contractual assets with customers – exclusive rights	644	644	-	777	646
Others	382	353	29	295	309
Assets held for sale	-	700	-	-	-
Total current assets	16,288	16,857	130	15,746	14,574
Financial Investments and other financial assets	2,439	2,420	19	3,298	3,256
Derivative instruments[1]	635	635	-	-	-
Trade receivables and reseller financing	761	761	-	691	741
Deferred income and social contribution taxes	976	896	80	1,268	869
Recoverable taxes	3,614	3,614	0	2,731	2,763
Energy trading futures contracts	314	314	-	-	382
Escrow deposits	492	471	21	1,055	402
Prepaid expenses	57	57	-	62	43
Contractual assets with customers - exclusive rights	1,444	1,444	-	1,432	1,456
Related parties	60	60	-	47	52
Other receivables	393	387	6	240	224
Investments in subsidiaries, joint ventures and associates	430	510	(80)	1,599	2,025
Right-of-use assets	1,940	1,940	-	1,612	1,644
Property, plant and equipment	11,943	11,583	360	6,585	7,251
Intangible assets	3,823	3,660	163	1,975	2,074
Total non-current assets	29,321	28,751	569	22,594	23,180
Total assets	45,608	45,608	700	38,340	37,755
Liabilities
Trade payables	2,876	2,855	20	3,127	2,367
Trade payables - reverse factoring	258	258	-	1,531	1,167
Loans, financing and debentures	3,095	3,031	64	3,415	2,582
Derivative instruments[1]	157	157	-	-	-
Salaries and related charges	442	438	3	399	371
Taxes payable	593	573	19	429	329
Leases payable	376	376	-	332	319
Energy trading futures contracts	176	176	-	-	285
Financial liabilities of customers (vendor)	93	93	-	135	102
Provision for decarbonization credits	56	56	-	147	96
Dividends payable	86	86	-	52	48
Others	708	708	-	583	633
Liabilities held for sale	-	472	-	-	-
Total current liabilities	8,914	9,280	107	10,151	8,299
Loans, financing and debentures	14,523	14,158	365	10,288	10,973
Derivative instruments[1]	295	295	-	-	-
Energy trading futures contracts	107	107	-	-	147
Provision for tax, civil and labor risks	625	625	-	1,252	602
Post-employment benefits	209	209	-	250	203
Leases payable	1,374	1,374	-	1,094	1,163
Financial liabilities of customers (vendor)	30	30	-	109	49
Related parties	4	4	-	4	4
Others	1,132	1,132	-	339	423
Total non-current liabilities	18,298	17,933	365	13,336	13,565
Total liabilities	27,212	27,212	472	23,486	21,864
EQUITY
Share capital	6,622	6,622	-	6,622	6,622
Reserves	8,602	8,602	-	6,999	8,604
Treasury shares	(810)	(810)	-	(450)	(711)
Others	1,660	1,660	-	1,114	681
Non-controlling interests in subsidiaries	2,322	2,322	-	570	695
Total equity	18,396	18,396	-	14,854	15,890
Total liabilities and Equity	45,608	45,608	472	38,340	37,755
Cash and cash equivalents	6,437			7,429	5,994
Gross debt	(17,618)			(13,703)	(13,556)
Leases payable	295			-	-
Derivative financial instruments[1]	(1,749)			(1,426)	(1,482)
Net Debt	(12,635)			(7,700)	(9,044)

1 In 2Q25, the “cash and cash equivalent” and “gross debt” lines no longer included the balance of derivate instruments

86

2Q25

R$ million

ULTRAPAR – Income statement	Quarter					Year-to-date
	2Q25	2Q25 Cont.	2Q25 Descont.	2Q24	1225	1S25	1S24
Net revenues from sales and services	34,088	34,055	33	32,344	33,329	67,417	62,740
Cost of products sold and services provided	(31,933)	(31,907)	(26)	(30,236)	(31,188)	(63,121)	(58,571)
Gross Profit	2,155	2,148	7	2,108	2,142	4,297	4,169
Operating revenues (expenses)
Selling and marketing	(649)	(649)	-	(644)	(602)	(1,250)	(1,213)
General and administrative	(541)	(539)	(1)	(514)	(518)	(1,059)	(954)
Results from disposal of assets	(28)	15	(44)	37	5	(23)	74
Other operating income (expenses), net	453	450	3	(88)	(87)	367	(226)
Operating income	1,391	1,425	(35)	899	941	2,331	1,850
Financial Results
Financial income	648	644	3	281	177	824	441
Financial expenses	(678)	(675)	(3)	(486)	(357)	(1,035)	(929)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subisidiaries, joint ventures and associates	41	41	-	(8)	(149)	(108)	(11)
Amortization of fair value adjustments on associates acquisition	(0)	(0)	-	(2)	(0)	(1)	(2)
Gain (loss) on obtaining control of an affiliate	91	91	-	-	-	91	-
Income before taxes and social contribution taxes	1,492	1,526	(34)	684	611	2,103	1,348
Income and social contribution taxes
Current	(304)	(307)	3	(307)	(164)	(469)	(395)
Deferred	(37)	(47)	10	114	(83)	(121)	(7)
Net income	1,151	1,172	(21)	491	363	1,514	947
Net income attributable to:
Shareholders of Ultrapar	1,088	1,088	-	438	333	1,421	869
Non-controlling interests in subsidiaries	62	62	-	53	30	93	77
Adjusted EBITDA	2,070	2,097	(27)	1,336	1,188	3,258	2,693
Non-recurring¹	(601)	(645)	44	(54)	(5)	(607)	(106)
Recurring Adjusted EBITDA	1,468	1,452	17	1,282	1,183	2,651	2,588
Depreciation and amortization²	501	493	8	446	406	907	856
Total invesments³	543	535	8	479	416	959	918
MTM of energy futures contracts	42	42	-	-	(9)	33	-
Cash flow hedge	4	4	-	-	-	4	-
Ratios
Earnings per share (R$)	0.30			0.40	0.30	0.61	0.79
Net debt / Adjusted LTM EBITDA[4]	1.9x			1.2x	1.7x	1.9x	1.2x
Gross margin (%)	6.3%			6.5%	6.4%	6.4%	6.6%
Operating margin (%)	4.1%			2.8%	2.8%	3.5%	2.9%
Adjusted EBITDA margin (%)	6.1%			4.1%	3.6%	n.a	4.3%
Recurring Adjusted EBITDA margin (%)	4.3%			4.0%	3.5%	n.a	4.1%
Number of employees	10,957			10,126	9,209	10,957	10,126

1 Non-recurring items described in the EBITDA calculation table – page 2

2 Includes amortization with contractual assets with customers – exclusive

3 Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

4 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

87

2Q25

R$ million

ULTRAPAR – Cash flows	Year
	Jan - Jun 2025	Jan - Jun 2024
Cash flows from operating activities
Net income	1,535	947
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	108	13
Amortization of contractual assets with customers - exclusive rights	219	255
Amortization of right-of-use assets	172	150
Depreciation and amortization	526	454
Interest and foreign exchange rate variations	224	692
Current and deferred income and social contribution taxes	602	402
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(31)	(109)
Equity instrument granted	7	28
Fair Value Result of Energy Contracts	34	-
Provision for decarbonization - CBios	220	321
Reavaliation of investment in associates	(91)	-
Other provisions and adjustments	(10)	70
Cash flow from operating acrivities before changes in working capital	3,514	3,221
(Increase) decrease in assets
Trade receivables and reseller financing	(61)	(243)
Inventories	43	297
Recoverable taxes	(187)	(203)
Dividends received from subsidiaries, associates and joint ventures	2	2
Other assets	(43)	(132)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	(1,518)	(1,057)
Salaries and related charges	(89)	(96)
Taxes payable	(2)	(38)
Income and social contribution taxes payable	(460)	(512)
Other liabilities	168	(107)
Acquisition of CBios and carbon credits	(245)	(451)
Payments of contractual assets with customers - exclusive rights	(151)	(196)
Payment of contingencies	(10)	(31)
Income and social contribution taxes paid	(41)	(136)
Net cash provided (consumed) by operating activities	921	725
Net cash generated (consumed) by discontinued operating activities	21	-
Net cash generated (consumed) by operating activities	942	725
Cash flows from investing activities
Financial investments, net of redemptions	1,298	(2,086)
Cash provided by disposal of investments and property, plant and equipment	(861)	(683)
Capital decrease in subsidiaries, associates and joint ventures	74	977
Cash acquired in business combination	(448)	(1,103)
Net cash consumed in the purchase of investments and other assets	1,156	-
Net cash provided (consumed) by investing continued activities	1,218	(2,896)
Net cash provided (consumed) by investing discontinued activities	(8)	-
Net cash provided (consumed) by investing activities	1,211	(2,896)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	4,686	2,856
Repayments	(3,981)	(1,387)
Interest and derivatives (paid) or received	(977)	(630)
Payments of leases
Principal	(133)	(139)
Interest paid	(69)	(81)
Dividends paid	(498)	(461)
Proceeds from financial liabilities of customers	(0)	-
Payments of financial liabilities of customers	(69)	(82)
Capital increase made by non-controlling shareholders and redemption of shares	19	14
Share buyback for treasury	(244)	-
Related parties	(5)	(13)
Net cash provided (consumed) by financing continued activities	(1,272)	76
Net cash provided (consumed) by financing discontinued activities	(13)	-
Net cash provided (consumed) by financing activities	(1,285)	76
Effect of exchange rate changes on cash and cash equivalents in foreign currency	(41)	-
Increase (decrease) in cash and cash equivalents continued activities	826	(2,095)
Increase (decrease) in cash and cash equivalents discontinued activities	0	-
Cash and cash equivalents continued activities at the beginning of the period	2,072	5,926
Cash and cash equivalents discontinued activities at the beginning of the period	11	-
Cash and cash equivalents continued activities at the end of the period	2,897	3,831
Cash and cash equivalents dis3continued activities at the end of the period	12	-
Non-cash transactions
Addition on right-to-use assets and leases payable	156	98
Addition on contractual assets with customers - exclusive rights	24	28
Reclassification between financial assets and investment in associates	7	645
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	-	4
Acquisition of property, plant and equipment and intangible assets without cash effect	-	9

88

2Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

IPIRANGA – Employed capital	Jun 25	Jun 24	Mar 25
Operating assets
Trade receivables and reseller financing	4,041	4,541	4,087
Inventories	3,635	3,784	3,926
Taxes	5,080	3,806	4,192
Recoverable income and social contribution taxes	349	363	369
Judicial deposits	331	325	329
Deferred income and social contribution taxes	566	820	593
Others	554	564	537
Contractual assets with customers - exclusive rights	2,088	2,208	2,102
Right-of-use assets (leases)	835	845	884
Investments	133	63	141
Property, plant and equipment	3,298	3,205	3,302
Intangible	1,153	1,147	1,191
Total operating assets	22,063	21,670	21,653
Operating liabilities
Trade payables and reverse factoring	2,628	4,314	3,198
Salaries and related charges	192	205	195
Post-employment benefits	226	267	221
Taxes	122	101	126
Income and social contribution taxes payable	178	193	93
Deferred income and social contribution taxes	4	0	2
Provisions for tax, civil, and labor risks	469	467	416
Leases payable	698	679	730
Financial liabilities of customers (vendor)	122	244	151
Provision for decarbonization credit	56	147	96
Others	699	592	605
Total operating liabilities	5,395	7,210	5,833

89

2Q25

R$ million

IPIRANGA – Income statement	Quarter			Year-to-date
	2Q25	2Q24	1Q25	1H25	1H24
Net revenues	30,296	29,431	30,234	60,530	57,124
Cost of products sold and service provided	(29,048)	(28,019)	(28,806)	(57,854)	(54,332)
Gross profit	1,248	1,412	1,429	2,677	2,792
Operating expenses
Selling and marketing	(485)	(505)	(452)	(936)	(939)
General and administrative	(288)	(325)	(310)	(598)	(599)
Results from disposal of assets	34	36	5	39	73
Other operating income (expenses), net	396	(109)	(105)	291	(275)
Operating income	904	509	568	1,472	1,053
Share of profit (loss) of subsidiaries, joint ventures and associates	(4)	(1)	(2)	(6)	(3)
Adjusted EBITDA	1,199	817	832	2,031	1,636
Non-recurring¹	(521)	(36)	(5)	(527)	(73)
Recurring Adjusted EBITDA	678	781	826	1,504	1,563
Depreciation and amortization²	299	309	266	565	587
RATIOS
Gross margin (R$/m³)	218	241	256	237	244
Operating margin(R$/m³)	158	87	102	130	92
Adjusted EBITDA margin (R$/m³)	209	140	149	180	143
Recurring Adjusted EBITDA margin (R$/m³)	118	133	148	133	137
Number of service stations	5,826	5,876	5,847
Number of employees	4,072	5,192	4,130

¹ Non-recurring items described in the EBITDA calculation table – page 2

² Includes amortization with contractual assets with customers – exclusive rights

90

2Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

ULTRAGAZ – Employed capital	Jun 25	Jun 24	Mar 25
Operating Assets
Trade receivables	716	628	678
Inventories	234	194	195
Taxes	224	137	220
Recoverable income and social contribution taxes	26	19	32
Judicial deposits	47	719	48
Deferred income and social contribution taxes	89	204	80
Others	154	103	157
Right-of-use assets (leases)	184	149	147
Investments	6	1	5
Property, plant and equipment, net	1,572	1,479	1,575
Intangible assets, net	325	274	327
Total Operating Assets	3,576	3,908	3,464
Operating Liabilities
Trade payables	250	238	245
Salaries and related charges	124	122	111
Taxes	24	8	24
Income and social contribution taxes payable	97	86	35
Deferred income and social contribution taxes	100	-	117
Provisions for tax, civil, and labor risks	16	625	16
Leases payable	221	187	184
Others	144	186	199
Total Operating Liabilities	976	1,453	932

91

2Q25

R$ million

ULTRAGAZ - Income statement	Quarter		Year-to-date
	2Q25	2Q24	1Q25	1H25	1H24
Net revenues	3,127	2,694	2,863	5,990	5,194
Cost of products sold and service provided	(2,548)	(2,168)	(2,328)	(4,876)	(4,153)
Gross profit	579	526	536	1,114	1,041
Operating expenses
Selling and marketing	(162)	(138)	(149)	(312)	(269)
General and administrative	(101)	(90)	(99)	(199)	(170)
Results from disposal of assets	(17)	1	(0)	(17)	1
Other operating income (expenses), net	1	20	16	17	25
Operating income	301	320	303	604	628
Share of profit (loss) of subsidiaries, joint ventures and associates	1	0	0	1	0
MTM of energy futures contracts	42	-	(9)	33	-
Adjusted EBITDA[1]	442	414	393	835	815
Non-recurring[2]	-	(17)	-	-	(17)
Recurring Adjusted EBITDA[1]	442	397	393	835	797
Depreciation and amortization[3]	99	94	98	197	187
RATIOS
Gross margin (R$/m³)	1,339	1,206	1,318	1,329	1,242
Operating margin(R$/m³)	696	732	746	720	748
Adjusted EBITDA margin (R$/m³)	1,023	948	967	996	972
Recurring Adjusted EBITDA margin (R$/m³)	1,023	909	967	996	951
Number of employees	3,690	3,602	3,736

¹ Includes contribution from the results of new energies

² Non-recurring items described in the EBITDA calculation table – page 2

³ Includes amortization with contractual assets with customers - exclusive rights

92

2Q25

Starting from 1Q25, the concept of operating capital has been adjusted to reflect all balances of operational assets and liabilities from management's perspective, including primarily the balances of current and deferred income tax, with the comparative balances for 2024 being restated (previously, due to the centralized management of these items, these balances were only included in Ultrapar's consolidated view).

R$ million

ULTRACARGO - Employed capital	Jun 25	Jun 24	Mar 25
Operating Assets
Trade receivables	59	44	44
Inventories	13	12	14
Taxes	2	6	2
Recoverable income and social contribution taxes	29	40	49
Judicial deposits	9	9	9
Deferred income and social contribution taxes	37	46	36
Others	33	50	38
Right-of-use assets (leases)	598	611	606
Investments	239	216	217
Property, plant and equipment, net	2,375	1,836	2,296
Intangible assets, net	287	284	283
Total Operating Assets	3,680	3,154	3,592
Operating Liabilities
Trade payables	69	87	71
Salaries and related charges	36	37	34
Taxes	14	18	15
Income and social contribution taxes payable	18	21	33
Deferred income and social contribution taxes	(0)	-	(0)
Provisions for tax, civil, and labor risks	28	30	28
Leases payable	548	552	560
Others	23	50	23
Total Operating Liabilities	736	794	765

93

2Q25

R$ million

ULTRACARGO - Income statement	Quarter			Year-to-date
	2Q25	2Q24	1Q25	1H25	1H24
Net revenues	247	264	271	517	527
Cost of service provided	(104)	(96)	(103)	(208)	(188)
Gross profit	142	168	167	310	339
Operating expenses
Selling and marketing	(2)	(2)	(2)	(5)	(6)
General and administrative	(43)	(42)	(40)	(82)	(85)
Results from disposal of assets	(0)	0	0	0	0
Other operating income (expenses), net	5	3	2	7	5
Operating income	102	127	128	230	254
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	1	1	1	2	2
Amortization of fair value adjustments on associates acquisition	(0)	(2)	(0)	(1)	(2)
Adjusted EBITDA	141	165	166	307	330
Depreciation and amortization¹	38	39	38	76	76
RATIOS
Gross margin (%)	57.7%	63.7%	61.8%	59.9%	64.4%
Operating margin(%)	41.4%	48.2%	47.2%	44.4%	48.2%
Adjusted EBITDA margin (%)	57.1%	62.6%	61.4%	59.3%	62.7%
Number of employees	849	836	846

¹ Includes amortization of fair value adjustments on associates acquisition

94

2Q25

The balances of Hidrovias reflect the effects of the business combination, including the fair value adjustments of assets and liabilities. The income statement includes the results for April, May, and June from Hidrovias, as disclosed to the market and available on the company’s Investor Relations website.

R$ million

HIDROVIAS – Employed Capital	Jun 25
Operating Assets
Trade receivables	228
Inventories	173
Taxes	17
Recoverable income and social contribution taxes	206
Judicial deposits	91
Deferred income and social contribution taxes	132
Others	250
Right-of-use assets (leases)	317
Investments	50
Property, plant and equipment, net	4,571
Intangible assets, net	1,786
Total Operating Assets	7,822
Operating Liabilities
Trade payables	135
Salaries and related charges	58
Taxes	78
Income and social contribution taxes payable	59
Deferred income and social contribution taxes	620
Provisions for tax, civil, and labor risks	35
Leases payable	275
Others[1]	132
Total Operating Liabilities	1,394

95

2Q25

R$ million

HIDROVIAS - Income statement	Quarter
2Q25
Net Revenue	684
Net operating revenue	690
Hedge accounting	(6)
Operating costs	(300)
Depreciation and amortization (costs)	(85)
Gross profit	300
Operating expenses
Selling and marketing	(55)
General and administrative	(8)
Estimate of expected losses	-
Results from disposal of assets	(48)
Other operating income (expenses), net	4
Operating income	192
Share of profit (loss)	13
Adjusted EBITDA	304
Non-recurring¹	(44)
Recurring Adjusted EBITDA	348
Depreciation and amortization	93
RATIOS
Gross margin (%)	43.8%
Operating margin(%)	28.1%
Adjusted EBITDA margin (%)	44.4%
Number of employees	1,839
¹ Non-recurring items described in the EBITDA calculation table – page 2

96

(Meeting of the Minutes of the Board of Directors’ Meeting, held on August 13, 2025)

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

August 13, 2025, at 10:00 a.m., at ULTRAPAR PARTICIPAÇÕES S.A. (“Company”) headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1.343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) the Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Rodrigo de Almeida Pizzinatto; (iv) Chief Financial and Investor Relations Officer, Mr. Alexandre Mendes Palhares; and (v) Chief Executive Officers of the Company’s businesses, Mrs. Décio de Sampaio Amaral, Fulvius Tomelin, Leonardo Remião Linden and Tabajara Bertelli Costa.

Matter discussed and resolution:

1.         After having analyzed and discussed the performance of the Company in the second quarter of the current fiscal year, the respective financial statements were approved.

2.        “Ad referendum” of the Annual General Shareholders’ Meeting that will analyze the balance sheet and financial statements of the fiscal year of 2025, the Board of Directors approved the distribution of interim dividends in the total amount of R$ 326,005,092.60 (three hundred and twenty-six million, five thousand, ninety-two Reais and sixty cents of Real). The holders of common shares of the Company are entitled to receive R$ 0.30 (thirty cents of Real) per share, excluding the shares held in the treasury account at this date.

3.         It has also been determined that dividends declared herein will be paid as of August 29, 2025 onwards, with no remuneration or monetary adjustment. The record date to establish the right to receive the approved dividends will be August 21, 2025 in Brazil and August 25, 2025 in the United States of America. The shares of the Company will be traded “ex-dividend” on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) from August 22, 2025 and on the New York Stock Exchange (NYSE) from August 25, 2025 onwards.

4.         The members of the Board of Directors of the Company confirmed the issuance of 342,691 (three hundred and forty-two thousand, six hundred and ninety-one) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary General Shareholders’ Meeting held on January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company. The Company’s capital stock will be represented by 1,115,849,873 (one billion, one hundred fifteen million, eight hundred forty-nine thousand, eight hundred and seventy-three) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting, to be called in due course.

Notes:

The resolutions were approved, with no amendments or qualifications, by all Board members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

97

MARCOS MARINHO LUTZ – Chairman

JORGE MARQUES DE TOLEDO CAMARGO – Vice-Chariman

FRANCISCO DE SÁ NETO

FABIO VENTURELLI

FLÁVIA BUARQUE DE ALMEIDA

JOSÉ MAURICIO PEREIRA COELHO

MARCELO FARIA DE LIMA

PETER PAUL LORENÇO ESTERMANN

VÂNIA MARIA LIMA NEVES

DENIZE SAMPAIO BICUDO – Secretary of the Meeting

98

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, August 13, 2025 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 326,005,092.60, equivalent to R$ 0.30 per common share, to be paid from August 29, 2025, onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be August 21, 2025, in Brazil, and August 25, 2025, in the United States. Therefore, the shares will be traded "ex-dividend" from August 22, 2025, onwards on the São Paulo Stock Exchange (B3), and from August 25, 2025, onwards on the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 342,691 common shares, as approved by the Board of Directors on this date.

Alexandre Mendes Palhares

Chief Financial and Investor Relations Officer Ultrapar Participações S.A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2025

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on July 25, 2025)